Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-112144

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 9, 2004)

2,400,000 Shares

7.625% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK

(Liquidation Preference $25 Per Share)

Dividends on the Series B preferred stock will be cumulative from the date of original issue and payable quarterly in arrears, beginning on July 15, 2004, at the rate of 7.625% of the liquidation preference per share, which is equivalent to $1.90625 per share of Series B preferred stock per year.

We may not redeem the Series B preferred stock before April 6, 2009, except under limited circumstances to preserve our status as a real estate investment trust, or REIT. Beginning on April 6, 2009, we may redeem the Series B preferred stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share plus accrued and unpaid dividends, if any, to and including the redemption date.

The shares of Series B preferred stock have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities. Holders of the Series B preferred stock will generally have no voting rights but will have limited voting rights if we fail to pay dividends for six or more quarters. The Series B preferred stock will rank on parity with our outstanding Series A preferred stock.

Our Series B preferred stock is subject to certain restrictions on ownership and transfer designed to preserve our qualification as a REIT for federal income tax purposes. See the “Material U.S. Federal Income Tax Consequences” sections in this prospectus supplement and in the accompanying prospectus for more information on these restrictions.

We intend to list the Series B preferred stock on the New York Stock Exchange under the symbol “BED.B” and expect that trading will commence within 30 days after the initial delivery of the Series B preferred stock.

Investing in the Series B preferred stock involves risks. See “ Risk Factors” on page S-5 of this prospectus supplement and the “Potential Factors Affecting Future Operating Results” section under Item 7 of our annual report on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 12, 2004.

PRICE $25 A SHARE

	Price to Public(1)	Underwriting Discount and Commissions	Proceeds to Company
Per Share	$25.0000	$0.7875	$24.2125
Total	$60,000,000	$1,890,000	$58,110,000
(1)	Plus accrued dividends, if any, from (but excluding) the date of original issue.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series B preferred stock to purchasers on or about April 6, 2004.

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC	RBC CAPITAL MARKETS

March 30, 2004

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since then.

i

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. Statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. We use words such as “anticipate”, “believe”, “could”, “should”, “propose”, “continue”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases to identify forward-looking statements. Forward-looking statements included in this prospectus supplement and the accompanying prospectus include, but are not limited to, statements under the captions “Prospectus Supplement Summary”, “Risk Factors” and “The Company” regarding our future financial condition, prospects, developments and business strategies. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	changes in general economic and business conditions;

•	the failure of properties managed by us to perform as anticipated;

•	changes in the level of competition in our industry;

•	a continuation of the economic downturn in the California and other real estate markets in which we operate;

•	our ability to retain our senior management and attract and retain qualified and experienced employees;

•	our substantial leverage and debt service obligations; and

•	our ability to incur additional indebtedness.

All of the forward-looking statements should be considered in light of these factors. Except as required by law, we do not undertake any obligation to update our forward-looking statements or the risk factors contained in this prospectus supplement or the accompanying prospectus to reflect new information or future events or otherwise.

We urge you to review carefully the “Risk Factors” section of this prospectus supplement and the “Potential Factors Affecting Future Operating Results” section under Item 7 of our annual report on Form 10-K incorporated by reference in this prospectus supplement for a more complete discussion of the risks involved in an investment in our securities.

ii

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Information furnished under Item 9 or Item 12 of our current reports on Form 8-K is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

We incorporate by reference the following documents:

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	amendment no. 1 to our current report on Form 8-K/A filed on February 24, 2004; and

•	all future filings that we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Investor Relations

Bedford Property Investors, Inc.

270 Lafayette Circle

Lafayette, CA 94549

(925) 283-8910

Our SEC filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20459, and obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

iii

PROSPECTUS SUPPLEMENT SUMMARY

Unless the context indicates otherwise, references in this prospectus supplement to “we”, “us” or “our” refer to Bedford Property Investors, Inc. and its subsidiaries, references to the “Series A preferred stock” refer to our 8.75% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, and references to the “Series B preferred stock” refer to our 7.625% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share.

This summary may not contain all of the information that is important to you. Before you decide to invest in our Series B preferred stock, you should read this prospectus supplement along with the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus carefully. These documents contain important information that you should consider when making your investment decision. This prospectus supplement may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement and the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement and the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

Our Company

We are a self administered and self managed equity real estate investment trust, or REIT, that engages in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to metropolitan areas in the western United States. As of December 31, 2003, we owned and operated 92 properties totaling approximately 7.8 million rentable square feet. Of these 92 properties, 61 are industrial properties and 31 are suburban office properties. As of December 31, 2003, the 92 properties were leased to 504 tenants, with an average occupancy rate of approximately 93%. The properties are located in California, Arizona, Washington, Colorado and Nevada.

We seek to grow our asset base through the acquisition of industrial and suburban office properties and portfolios of these properties, as well as through the development of new industrial and suburban office properties. We continue to target selected markets in which our current properties are located, as well as other markets in which we have expertise.

Corporate Information

We are the successor to ICM Property Investors, Incorporated, a real estate investment trust incorporated in Delaware in 1984. In 1993, ICM was reincorporated in Maryland and changed its name to Bedford Property Investors, Inc. Our principal executive offices are located at 270 Lafayette Circle, Lafayette, California 94549. Our telephone number at that address is (925) 283-8910.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series B preferred stock, please refer to the “Description of the Series B Preferred Stock” section of this prospectus supplement.

Securities Offered	2,400,000 shares of the 7.625% Series B Cumulative Redeemable Preferred Stock at a price of $25.00 per share.

Dividends

Holders of the Series B preferred stock will be entitled to receive cumulative cash dividends on the Series B preferred stock at a rate of 7.625% per year of the $25.00 liquidation preference (equivalent to $1.90625 per year per share). Beginning on July 15, 2004, dividends on the Series B preferred stock will be payable quarterly in arrears on or before January 15, April 15, July 15 and October 15 of each year, or if not a business day, the next succeeding business day, without any additional interest or adjustment for any such delay. Dividends on the Series B preferred stock will be cumulative from the date of original issuance.

Liquidation Preference

If we liquidate, dissolve or wind up our affairs, holders of the Series B preferred stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to the date of payment, before any payments are made to the holders of our common stock and any other of our equity securities ranking junior to the Series B preferred stock as to liquidation rights. The rights of the holders of the Series B preferred stock to receive their liquidation preference will be subject to the proportionate rights of the holders of our Series A preferred stock and of each other series or class of our equity securities that we may issue in the future that ranks on parity with the Series B preferred stock.

No Maturity

The Series B preferred stock has no maturity date, and we are not required to redeem the Series B preferred stock. Accordingly, the Series B preferred stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem the Series B preferred stock.

Optional Redemption

We may not redeem the Series B preferred stock prior to April 6, 2009, except in limited circumstances to preserve our status as a real estate investment trust. On or after April 6, 2009, we may, at our option, redeem the Series B preferred stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. Any partial redemption generally will be on a pro rata basis.

Ranking

The Series B preferred stock will rank senior to our common stock and on parity with our Series A preferred stock and any shares of capital stock that we may issue in the future the terms of which provide that they are on parity with the Series B preferred stock with respect to the payment of distributions and amounts upon the liquidation, dissolution or winding up of our affairs.

Voting Rights

Holders of the Series B preferred stock will generally have no voting rights. If, however, dividends on any outstanding Series B preferred stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series B preferred stock, voting as a class with the holders of our Series A preferred stock and all other classes or series of our equity securities ranking on parity with the Series B preferred stock that are entitled to similar voting rights, will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series B preferred stock cannot be made, and certain other actions may not be taken, without the affirmative vote of holders of at least two-thirds of the outstanding shares of the Series B preferred stock, voting separately as a class.

No Conversion	The Series B preferred stock is not convertible into or exchangeable for any other of our property or securities.

Transfer and Ownership Restrictions

For us to qualify as a real estate investment trust under the Internal Revenue Code, the transfer of our capital stock, including the Series B preferred stock, is restricted, and not more than 50% in value of our outstanding stock may be owned, directly or constructively, by five or fewer individuals, as defined in the Internal Revenue Code. Ownership by a single holder of more than 9.8% in value of our common and preferred stock, on a combined basis, or more than 9.8% (in value or number) of our outstanding common stock is restricted in order to ensure that we remain qualified as a real estate investment trust for federal income tax purposes. Any shares held in violation of the ownership limit will be automatically transferred to a trust for the benefit of a charitable beneficiary and subsequently sold to a permitted holder.

Use of Proceeds

We estimate that the net proceeds, after deducting underwriting fees and commissions and expenses payable by us, from this offering will be approximately $57.9 million. We plan to use the net proceeds from this offering to finance the acquisition or development of additional properties and for general corporate purposes. Pending the application of the net proceeds as described above, we may use the net proceeds to reduce amounts outstanding under our secured credit facility. Bank of America, N.A., an affiliate of one of the underwriters of this offering, is the administrative agent and a lender under our secured credit facility.

Form	The Series B preferred stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

Listing

We intend to list the Series B preferred stock on the New York Stock Exchange under the symbol “BED.B”. We expect that trading will commence within 30 days after the initial delivery of the Series B preferred stock.

Risk Factors

Investing in our Series B preferred stock involves substantial risks. You should carefully consider the risk factors under the “Risk Factors” section of this prospectus supplement and the “Potential Factors Affecting Future Operating Results” section under Item 7 of our annual report on Form 10-K incorporated by reference in this prospectus supplement and the other information contained or incorporated by reference in this prospectus supplement and accompanying prospectus.

RISK FACTORS

Investing in our Series B preferred stock involves risks. You should carefully consider the following risk factors relating to our Series B preferred stock and the risk factors described in the “Potential Factors Affecting Future Operating Results” section under Item 7 of our annual report on Form 10-K incorporated by reference in this prospectus supplement relating to our business, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any other documents to which we refer you in this prospectus supplement or the accompanying prospectus, in deciding whether to invest in our Series B preferred stock.

An increase in market interest rates could cause the price of our Series B preferred stock to decrease.

One of the factors that may influence the market price of the shares of the Series B preferred stock will be the annual dividend yield on the price paid for shares of this preferred stock as compared to yields on other financial instruments. An increase in market interest rates may lead prospective purchasers of the preferred stock to seek a higher annual yield from their investments, which may adversely affect the market price of the preferred stock. As of March 30, 2004, interest rates in the United States were at or near their historic lows.

If an active trading market for the shares of Series B preferred stock does not develop, then the market price for the shares of Series B preferred stock may decline or you may not be able to sell your shares at all.

The Series B preferred stock is a new issue of securities with no established trading market. We intend to apply to list the Series B preferred stock on the New York Stock Exchange. However, we cannot assure you that the stock will be approved for listing on the New York Stock Exchange. If the application is approved, trading on the stock is not expected to begin until 30 days after the initial delivery of the Series B preferred stock. The underwriters have advised us that they currently intend to make a market in the shares of Series B preferred stock after the offering is completed. The underwriters, however, are not obligated to make a market and may discontinue this market activity at any time without notice. As a result, we do not know whether an active trading market will develop for the shares of the Series B preferred stock. To the extent that an active trading market does not develop, the price at which you may be able to sell the shares, if at all, may be less than the price you pay for them.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on the shares of the Series B preferred stock.

Our governing documents and existing debt instruments do not limit us from incurring additional indebtedness and other liabilities. As of March 19, 2004, we had approximately $439 million of indebtedness outstanding. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds remaining to satisfy our dividend obligations relating to the Series B preferred stock if we assume additional indebtedness.

We cannot assure you that we will be able to pay dividends regularly although we have done so in the past.

Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations. Although we have done so in the past, we cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future. Furthermore, any new shares of common stock issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise would have a similar effect.

In addition, our existing credit facility limits our ability to make some types of payments, including payments of dividends on the Series B preferred stock unless we meet a number of financial tests. If we are unable to meet the applicable financial tests, we may not be able to pay dividends on the Series B preferred stock in one or more periods.

Our ability to pay dividends is further limited by the requirements of Maryland law.

Our ability to pay dividends on the Series B preferred stock is further limited by the laws of Maryland. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, either the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business or the corporation’s total assets would be less than the sum of the corporation’s total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we cannot make a distribution, except by dividend, on the preferred stock being offered hereby if, after giving effect to the distribution, our total assets would be less than the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of preferred stock then outstanding with preferences senior to the rights contained in the preferred stock being offered hereby, or if we would not be able to pay our indebtedness as it became due.

USE OF PROCEEDS

We estimate that our net cash proceeds from the sale of the shares of the Series B preferred stock will be approximately $57.9 million after deducting estimated discounts, fees and expenses.

We intend to use the net proceeds from this offering to finance the acquisition or development of additional properties and for general corporate purposes. We have entered into agreements to acquire various properties for a total of approximately $47.6 million and intend to use a portion of the net proceeds to fund the acquisitions. We expect to close the acquisitions in the second quarter of 2004. Consummation of the acquisitions, however, is subject to a number of closing conditions, and we cannot assure you that the acquisitions will be consummated. If we do not complete these acquisitions, then we expect to use the net proceeds to fund development costs and for general corporate purposes.

Pending the application of the net proceeds as described above, we expect to use approximately $48.9 million of the net proceeds to reduce amounts outstanding under our secured credit facility, which totaled approximately $72.2 million at March 19, 2004, and invest the remainder of the net proceeds from this offering in short-term, interest-bearing instruments, including government obligations and money market instruments. At March 19, 2004, our secured credit facility bore interest at 2.7%. The credit facility will mature on March 31, 2007. Bank of America, N.A., an affiliate of one of the underwriters of this offering, is the administrative agent and a lender under our secured credit facility and will receive approximately 20% of the $48.9 million in net offering proceeds through our application of the net proceeds to reduce the outstanding indebtedness under our credit facility. See “Underwriters.”

CAPITALIZATION

The following table presents our capitalization as of December 31, 2003:

•	on an actual basis; and

•	as adjusted to give effect to the issuance and sale of our Series B preferred stock being offered hereby and the application of the net proceeds from this offering to reduce amounts outstanding under our secured credit facility pending other uses.

This table should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of, as well as the financial statements and related notes contained in, our annual report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference in this prospectus supplement.

	December 31, 2003
	Actual	As Adjusted
	(unaudited) (dollars in thousands)
Cash and cash equivalents	$7,598	$16,530

Debt:
Bank loans payable	68,978	20,060
Mortgage loans payable	368,542	368,542

Total debt(1)	$437,520	$388,602

Stockholders’ equity:
Blank check preferred stock, $0.01 par value; 6,795,000 shares authorized; no shares issued and outstanding	—	—
Series A preferred stock, $0.01 par value; $50.00 liquidation preference; 805,000 shares issued and outstanding	38,947	38,947
Series B preferred stock, $0.01 par value; $25.00 liquidation preference; 2,400,000 shares authorized; no shares issued and outstanding, actual; 2,400,000 shares issued and outstanding, as adjusted	—	57,850
Common stock, $0.02 par value; 50,000,000 shares authorized; 16,311,955 issued and outstanding(2)	326	326
Additional paid-in capital	289,734	289,734
Deferred stock compensation	(5,476)	(5,476)
Accumulated dividends in excess of net income	(19,721)	(19,721)
Accumulated other comprehensive income	89	89

Total stockholders’ equity	303,899	361,749

Total capitalization	$741,419	$750,351

(1)	As of March 19, 2004, our total outstanding debt was approximately $439 million, which consisted of approximately $72.2 million in bank loans and approximately $366.8 million in mortgage loans.
(2)	The share number relating to the common stock in the table above excludes:

•	599,500 shares of common stock issuable upon exercise of outstanding stock options of a weighted average exercise price of $21.62 per share; and

•	2,137,500 shares of common stock available for future grant under our employee and director stock plans.

SELECTED FINANCIAL DATA

The table below presents a summary of our selected consolidated financial data. The consolidated statement of operating data for the years ended December 31, 2003, 2002 and 2001 and the consolidated balance sheet data at December 31, 2003 and 2002 have been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected consolidated statement of operating data for the years ended December 31, 2000 and 1999 and the consolidated balance sheet data at December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements, which are not incorporated by reference in this prospectus supplement or the accompanying prospectus. The following financial data should be read in conjunction with our consolidated financial statements and related notes contained in our annual, quarterly and other reports and the other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands, except for ratios and per share amounts)
Operating Data:
Rental income(1)	$107,954	$99,740	$95,842	$93,528	$86,848
Gain on sales of real estate investments(2)	—	3,575	5,976	38,404	7,796
Income from continuing operations	27,665	31,682	33,414	67,148	37,574
Net income	27,665	36,003	34,950	68,307	38,659
Net income available to common stockholders	26,980	36,003	34,950	68,307	38,659

Per Common Share (assuming dilution):
Income from continuing operations before discontinued operations and extraordinary items	$1.65	$1.91	$1.97	$3.64	$1.76
Net income	1.65	2.17	2.06	3.70	1.81

Balance Sheet Data:
Real estate investments	$722,669	$662,626	$605,078	$608,511	$647,950
Bank loans payable	68,978	124,681	80,925	77,320	137,156
Mortgage loans payable	368,542	259,496	242,066	224,205	206,880
Stockholders’ equity	303,899	276,057	275,880	296,199	296,644

Other Data:
Net cash provided by operating activities	$49,170	$50,126	$47,082	$45,703	$45,191
Net cash (used) provided by investing activities	(94,923)	(72,094)	(6,977)	70,127	(71,467)
Net cash provided (used) by financing activities	49,624	20,183	(37,753)	(114,254)	26,574
Funds from operations(3)	49,723	50,083	45,250	43,801	44,257
Cash dividends declared per common share	$2.02	$1.96	$1.86	$1.74	$1.56
Ratio of earnings to fixed charges	2.24	2.46	2.41	3.54	2.73
Ratio of earnings to combined fixed charges and preferred stock dividends	2.20	2.46	2.41	3.54	2.73

(1)	Rental income excludes amounts reported as discontinued operations for properties sold during the year ended December 31, 2003 as a result of the adoption of Statement of Financial Accounting Standards 144 on January 1, 2002.
(2)	Reported as a component of discontinued operations for 2002.

(3)	Although Funds From Operations (or FFO) is not a financial measure calculated in accordance with generally accepted accounting principles (or GAAP), management believes that FFO may be an appropriate alternative measure of the performance of an equity real estate investment trust (or REIT). Presentation of this information provides the reader with an additional measure to compare the performance of REITs. FFO is generally defined by the National Association of Real Estate Investment Trusts as net income (loss) (computed in accordance with GAAP), excluding extraordinary items and gains (losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We computed our FFO in accordance with this definition. FFO does not represent cash generated by operating activities in accordance with GAAP; it is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity, including the ability to make distributions. Furthermore, FFO as disclosed by other REITs may not be comparable to our presentation. The most directly comparable financial measure calculated in accordance with GAAP to FFO is net income (loss). The following table sets forth a reconciliation of the differences between our FFO and our net income available to common stockholders for each of the twelve months ended December 31, 2003, 2002, 2001, 2000 and 1999.

	Twelve Months Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands)
Net income available to common stockholders	$26,980	$36,003	$34,950	$68,307	$38,659
Adjustments:
Depreciation and amortization:
Continuing operations	22,743	17,209	15,688	13,762	12,968
Discontinued operations	—	446	446	—	—
Minority interest	—	—	142	136	128
Gain on sale of operating properties	—	(3,575)	(5,976)	(38,404)	(7,796)
Non-recurring portfolio disposition costs	—	—	—	—	298

Funds From Operations	$49,723	$50,083	$45,250	$43,801	$44,257

THE COMPANY

Bedford Property Investors, Inc. is the successor of ICM Property Investors, Incorporated (or ICM), a real estate investment trust (or REIT) incorporated in Delaware in 1984. In July 1993, ICM was reorganized in the State of Maryland under the name of Bedford Property Investors, Inc. Equipped with a new board of directors and a new management team, we became a self-administered and self-managed equity REIT, engaged in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to metropolitan areas in the western United States. As of December 31, 2003, we owned and operated 92 properties totaling approximately 7.8 million rentable square feet. Of these 92 properties, 61 are industrial and 31 are suburban office properties. As of December 31, 2003, the properties were 93% leased to 504 tenants. The properties are located in California, Arizona, Washington, Colorado and Nevada.

We seek to grow our asset base through the acquisition of industrial and suburban office properties and portfolios of these properties, as well as through the development of new industrial and suburban office properties. We continue to target selected markets in which our current properties are located, as well as other markets in which we have expertise.

As of December 31, 2003, our real estate investments consisted of 103 properties, of which 92 were operating properties and 11 were land held for development. Our operating properties are diversified by geographic region and by product type. The following table provides information regarding the 92 operating properties in our portfolio as of December 31, 2003:

	Number of Properties	Total Square Feet	Percent of Total Square Feet	Annualized Base Rent	Percent of Annualized Base Rent	Percent Occupied
	(dollars in thousands)
Industrial buildings
Northern California	30	2,320,134	29.53%	$27,754	28.97%	89.12%
Arizona	18	1,378,048	17.54	11,387	11.89	96.11
Southern California	9	1,009,423	12.85	8,223	8.58	97.77
Northwest	2	127,299	1.62	1,137	1.19	67.84
Nevada	2	224,543	2.86	2,493	2.60	87.61

Total industrial buildings	61	5,059,447	64.40%	$50,994	53.23%	92.15%

Office buildings
Northern California	6	225,845	2.87%	$4,517	4.72%	97.72%
Arizona	5	344,715	4.39	4,902	5.12	93.00
Southern California	5	453,386	5.77	9,021	9.42	96.69
Northwest	6	885,811	11.28	12,706	13.26	98.43
Colorado	8	782,735	9.96	11,449	11.95	90.39
Nevada	1	104,324	1.33	2,205	2.30	95.22

Total office buildings	31	2,796,816	35.60%	$44,800	46.77%	95.05%

Total industrial and office buildings	92	7,856,263	100.00%	$95,794	100.00%	93.18%

The following table provides information regarding the 11 parcels of land held for development in our portfolio as of December 31, 2003:

Geographic Region	Number of Properties
Northern California	4
Arizona	1
Southern California	3
Northwest	1
Colorado	2

Total land held for development	11

DESCRIPTION OF THE SERIES B PREFERRED STOCK

The following description of the terms of our Series B preferred stock is only a summary. For a complete description, we refer you to the Maryland General Corporation Law and our charter, articles supplementary and bylaws, copies of which are available from us upon request.

General

We are authorized to issue up to 10,000,000 shares of preferred stock in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as our board of directors may determine by adoption of appropriate articles supplementary, without any further vote or action by our stockholders.

Our board of directors has adopted articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of our preferred stock classified as the 8.75% Series A Cumulative Redeemable Preferred Stock, which, for shorthand purposes, we refer to as the Series A preferred stock throughout this prospectus supplement. Our board of directors has authorized 805,000 shares of the Series A preferred stock, all of which are issued and outstanding.

Our board of directors has also adopted articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of another series of our preferred stock classified as the 7.625% Series B Cumulative Redeemable Preferred Stock, which, for shorthand purposes, we refer to as the Series B preferred stock throughout this prospectus supplement. Our board of directors has authorized up to 2,400,000 shares of the Series B preferred stock. We will issue 2,400,000 shares of the Series B preferred stock in this offering.

The following summary of the terms and provisions of the Series B preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our charter, including the articles supplementary creating the Series B preferred stock, each of which is available from us.

Ranking

The Series B preferred stock will rank senior to our common stock and pari passu with all equity securities issued by us the terms of which specifically provide that such equity securities rank on a parity with the Series B preferred stock and junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to the Series B preferred stock. The term “equity securities” does not include convertible debt securities. Our Series B preferred stock will rank pari passu with our outstanding Series A preferred stock.

Dividends

Holders of shares of the Series B preferred stock will be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.625% per annum of the $25.00 liquidation preference (equivalent to a fixed annual rate of $1.90625 per share). Such dividends will be cumulative from the date of original issue and will be payable quarterly in arrears on or before the 15th day of each January, April, July and October or, if not a business day, the next succeeding business day without any additional interest or adjustment for any such delay (each, a “Dividend Payment Date”). The first dividend will be paid on July 15, 2004. Such dividend and any dividend payable on the Series B preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which will be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”).

No dividends on shares of the Series B preferred stock will be declared by us or paid or set apart for payment by us at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment would be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series B preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Accrued but unpaid dividends on the Series B preferred stock will accumulate as of the Dividend Payment Date on which they first become payable.

Except as set forth in the next sentence, unless full cumulative dividends on the Series B preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then-current dividend period, no dividends (other than in shares of common stock or in shares of any series of preferred stock ranking junior to the Series B preferred stock as to dividends and upon liquidation) will be declared or paid or set aside for payment nor will any other distribution be declared or made upon any of our common stock or preferred stock ranking junior to or on a parity with the Series B preferred stock as to dividends or upon liquidation, nor will any shares of our common stock or preferred stock ranking junior to or on a parity with the Series B preferred stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for our other capital stock ranking junior to the Series B preferred stock as to dividends and upon liquidation and except for transfers made pursuant to the provisions of our charter relating to restrictions on ownership and transfers of our capital stock).

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B preferred stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series B preferred stock, all dividends declared upon the Series B preferred stock and any other series of preferred stock ranking on a parity as to dividends with the Series B preferred stock will be declared pro rata so that the amount of dividends declared per share of Series B preferred stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series B preferred stock and such other series of preferred stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B preferred stock that may be in arrears.

Holders of shares of the Series B preferred stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of the full cumulative dividends on the Series B preferred stock as provided above. Any dividend payment made on shares of the Series B preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares that remains payable.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of the Series B preferred stock are entitled to be paid, out of our assets that are legally available for distribution to our stockholders, a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of our common stock or any series of our preferred stock that ranks junior to the Series B preferred stock as to liquidation rights.

In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of the Series B preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the Series B preferred stock in the distribution of assets upon liquidation, then the holders of the Series B preferred stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of the Series B preferred stock will be entitled to written notice of any such liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series B preferred stock will have no right or claim to any of our remaining assets. The consolidation or merger of us with or into any other corporation, trust or entity or of any other corporation with or into us, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of us.

Redemption

Except as set forth below, the Series B preferred stock is not redeemable prior to April 6, 2009. However, in order to ensure that we remain a qualified REIT for federal income tax purposes, the Series B preferred stock will be subject to the provisions of our charter that limit the amount of the Series B preferred stock that may be owned by a stockholder. On and after April 6, 2009, we may redeem, at our option upon not less than 30 nor more than 60 days’ written notice, shares of the Series B preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided below), without interest. Holders of the Series B preferred stock to be redeemed must surrender such Series B preferred stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If a notice of redemption of any shares of the Series B preferred stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of the Series B preferred stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of the Series B preferred stock, such shares of the Series B preferred stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B preferred stock is to be redeemed, the Series B preferred stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by us.

Unless the full cumulative dividends on all shares of the Series B preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then-current dividend period, no shares of the Series B preferred stock will be redeemed unless all outstanding shares of the Series B preferred stock are simultaneously redeemed, and we will not purchase or otherwise acquire directly or indirectly any shares of the Series B preferred stock (except by exchange for our capital stock ranking junior to the Series B preferred stock as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase by us of shares transferred to a charitable trust in accordance with our charter to ensure that we remain qualified as a REIT for federal income tax purposes, or the purchase or acquisition of shares of the Series B preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Series B preferred stock.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B preferred stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of the Series B preferred stock except as to the holder to whom notice was defective or not given. Each notice will state (i) the redemption date, (ii) the redemption price, (iii) the number of shares of the Series B preferred stock to be redeemed, (iv) the place or places where the Series B preferred stock is to be surrendered for payment of the redemption price and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series B preferred stock held by any holder is to be redeemed, the notice mailed to such holder will also specify the number of shares of the Series B preferred stock held by such holder to be redeemed.

Immediately prior to any redemption of the Series B preferred stock, we will pay, in cash, any accumulated and unpaid dividends through and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of the Series B preferred stock at the close of business on such Dividend Record Date will be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on the Series B preferred stock that is redeemed.

The Series B preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that we remain a qualified REIT for federal income tax purposes, the Series B preferred stock owned by a stockholder in excess of the ownership limit provided in our charter will be subject to the provisions of the charter.

Voting Rights

Holders of the Series B preferred stock will not have any voting rights, except as set forth below.

Whenever dividends on any shares of the Series B preferred stock are in arrears for six or more quarterly periods (a “Preferred Dividend Default”), the number of our directors will be increased by two (the “Preferred Stock Directors”) and the holders of such shares of the Series B preferred stock, voting separately as a class with the Series A preferred stock and all other series of preferred stock ranking on a parity with the Series B preferred stock as to dividends or upon liquidation (“Parity Preferred”) upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of the Preferred Stock Directors, at a special meeting called by the holders of record of at least 20% of the Series B preferred stock or any other series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of the Series B preferred stock for the past dividend periods and the dividend for the then-current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.

If and when all accumulated dividends and the dividend for the then-current dividend period on the Series B preferred stock have been paid in full or set aside for payment in full, the holders thereof will be divested of the foregoing voting rights (subject to revesting in the event of each and every subsequent Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then-current dividend period have been paid in full or set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected will terminate and the number of directors on the board of directors will decrease by two. Any Preferred Stock Director may be removed at any time with or without cause by, and will not be removed otherwise than by, the vote of the holders of record of a majority of the outstanding shares of the Parity Preferred and the Series B preferred stock when they have the voting rights described above (voting separately as a class with all of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default continues, any vacancy in the office of a Preferred Stock Director may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Series B preferred stock when they have the voting rights described above (voting separately as a class with all the series of Parity Preferred, upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors will each be entitled to one vote per director on any matter.

So long as any shares of the Series B preferred stock remains outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series B preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series B preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (b) amend, alter or repeal the provisions of the charter, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B preferred stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series B preferred stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of the Series B preferred stock and provided further that any increase in the amount of the authorized preferred stock, including the Series B preferred stock, or the creation or issuance of any additional Series B preferred stock or other series of preferred stock, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series B preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required to be effected, all outstanding shares of the Series B preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

Conversion

The Series B preferred stock is not convertible into or exchangeable for any other of our property or securities.

Restrictions on Ownership

In order to ensure that we remain a qualified REIT for federal income tax purposes, our Series B preferred stock will be subject to the restrictions on transfer and ownership of stock described in the “Description of Securities—Restrictions on Transfer and Ownership of Stock” section of the accompanying prospectus. Specifically, as described therein, the acquisition or ownership (actual or constructive under the applicable attribution rules of the Internal Revenue Code) by a single holder of more than 9.8% in value of our outstanding common and preferred stock, including the Series B preferred stock, on a combined basis, is restricted and will result in (i) the automatic transfer of the stock to a trust for the benefit of a charitable beneficiary, (ii) under limited specified circumstances, the violative transfer being deemed void ab initio or (iii) the redemption of the violative shares at our option.

While held in trust, the trustee will have all voting rights with respect to the shares, and all dividends or distributions paid on the shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on the stock prior to our discovery that the shares have been automatically transferred to the trust will, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from us concerning the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a person, designated by the trustee, who may own the shares without violating the ownership restrictions (a “Permitted Holder”). Upon such sale, the price paid for the shares by the Permitted Holder will be distributed to the person who would have otherwise owned the shares but for the violation of the restrictions (a “Prohibited Owner”) to the extent of the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares (e.g., in the case of a gift, devise or other transaction), the market price of the shares, and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sales proceeds in excess of this amount will be paid immediately to the charitable beneficiary. The articles supplementary designating the Series B preferred stock provides that the market price for the Series B preferred stock is equal to $25.00 per share, plus all accrued and unpaid dividends.

Transfer Agent

The transfer agent, registrar and dividend disbursing agent for the Series B preferred stock will be EquiServe Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section supplements the discussion under the caption “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus. Holders of the Series B preferred stock should consult the summary describing the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred stock in the accompanying prospectus. In addition, a summary of the material U.S. federal income tax considerations relating to our election to be taxed as a REIT is provided in the accompanying prospectus.

We urge prospective investors to consult their own tax advisors regarding the specific tax consequences to them of the acquisition, ownership and disposition of the Series B preferred stock and of our election to be taxed as a REIT. Specifically, prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, foreign and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

U.S. Federal Income Tax Considerations Applicable to Our Status as a REIT

At the closing of this offering, Simpson Thacher & Bartlett LLP, our counsel, will deliver an opinion to the effect that:

•	For each of our taxable years beginning January 1, 2000 through December 31, 2003, we were organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code; and

•	From January 1, 2004 through the date of the closing of this offering, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and our proposed method of operation, as represented by us and based upon various assumptions, will enable us to continue to qualify as a REIT under the Internal Revenue Code.

It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters (including representations concerning our business and properties as set forth in this prospectus supplement and in the accompanying prospectus and a factual certificate provided by us regarding the past and future conduct of our business). This opinion will be expressed as of its date and Simpson Thacher & Bartlett LLP has no obligation to advise us of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends on our ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Internal Revenue Code, the results of which will not be reviewed by Simpson Thacher & Bartlett LLP. Accordingly, no assurance can be given that the actual results of our operation for any taxable year will satisfy such requirements. An opinion of counsel is not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge our eligibility for taxation as a REIT.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of the Series B preferred stock set forth opposite their respective names below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	800,000
Banc of America Securities LLC	800,000
RBC Dain Rauscher Inc.	800,000

Total	2,400,000

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Series B preferred stock are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the shares of the Series B preferred stock offered hereby if any such shares are taken.

The underwriters initially propose to offer the Series B preferred stock directly to the public at the public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in excess of $0.50 per share under the public offering price. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed $0.45 per share under the public offering price. After the initial offering of the Series B preferred stock, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $57.9 million.

Prior to the offering, there has been no public market for the Series B preferred stock. We intend to apply to have the Series B preferred stock listed on the New York Stock Exchange, and we expect trading in the Series B preferred stock on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet the requirements for listing the Series B preferred stock, the underwriters will undertake to sell lots of 100 or more shares of the Series B preferred stock to a minimum of 400 beneficial holders.

The Series B preferred stock is a new issue of securities with no established trading market, but we have been advised by the underwriters that they intend to make a market in the Series B preferred stock. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series B preferred stock.

In order to facilitate the offering of the Series B preferred stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Series B preferred stock. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the Series B preferred stock for their own account. In addition, to cover overallotments or to stabilize the price of the Series B preferred stock, the underwriters may bid for, and purchase, the Series B preferred stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Series B preferred stock in the offering, if they repurchase previously distributed Series B preferred stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Series B preferred stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Certain of the underwriters and their affiliates have from time to time in the past provided, and may from time to time in the future provide, investment banking and general financing and banking services to us and our affiliates in the ordinary course of business for which they have in the past received, and may in the future receive, customary fees. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent and a lender under our secured credit facility and will receive approximately 20% of the $48.9 million in net offering proceeds through our application of the net proceeds to reduce the outstanding indebtedness under our credit facility.

It is expected that delivery of the Series B preferred stock will be made against payment therefor on or about April 6, 2004. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series B preferred stock on or after the date hereof will be required, by virtue of the fact that the Series B preferred stock initially will settle on or about April 6, 2004, to specify alternative settlement arrangements to prevent a failed settlement.

LEGAL MATTERS

The validity of the Series B preferred stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain matters of U.S. federal tax law and regulations will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

The consolidated financial statements of Bedford Property Investors, Inc. as of December 31, 2002 and 2001, and for each of the years in the two-year period ended December 31, 2002 have been incorporated by reference into this prospectus supplement and the registration statement of which this prospectus supplement forms a part in reliance upon the report of KPMG LLP, independent auditors, appearing in our annual report on Form 10-K, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus supplement by reference from our annual report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon their authority as experts in auditing and accounting.

The Statement of Revenue and Certain Expenses of Towne Center Plaza for the year ended December 31, 2002 and the Statement of Revenue and Certain Expenses of Northport Business Center for the year ended December 31, 2002 incorporated in this prospectus supplement by reference from our current report on Form 8-K/A dated February 24, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon their authority as experts in auditing and accounting.

CHANGE IN AUDITORS

On March 20, 2003, we announced the dismissal of our independent auditors, KPMG LLP, and engaged the services of PricewaterhouseCoopers LLP as our new independent auditors for the fiscal year ended December 31, 2003. Our board of directors and audit committee authorized the dismissal of KPMG LLP and the engagement of PricewaterhouseCoopers LLP.

KPMG LLP’s reports on our consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the period through the date of KPMG LLP’s dismissal did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG LLP’s report on our consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001 included in the 2001 annual report on Form 10-K/A contained a separate paragraph stating that the consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the three year period ended December 31, 2001 were restated.

Through the date of KPMG LLP’s dismissal, there were no (1) disagreements with KPMG LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to KPMG LLP’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report on our financial statements or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

PROSPECTUS

$250,000,000

Debt Securities

Preferred Stock

Common Stock

We may offer from time to time, in one or more series, up to an aggregate of $250,000,000 of our debt securities, preferred stock, common stock or any combination of these securities. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest in any of our securities.

We are organized and conduct our operations to qualify as a real estate investment trust for federal income tax purposes. To assist us in complying with federal income tax requirements applicable to real estate investment trusts, our charter contains restrictions relating to the ownership and transfer of our stock, including an ownership limit that prevents any one individual from holding more than 9.8% of the value of our outstanding equity stock on a combined basis. Please refer to the “Description of Securities” section of this prospectus for a discussion of these restrictions.

See the “ Risk Factors” section of this prospectus beginning on page 3 for a discussion of the risks relevant to an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 9, 2004.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus, including the documents incorporated by reference into this prospectus, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained in this prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “could”, “should”, “propose”, “continue”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases are used in this prospectus to identify forward-looking statements. Forward-looking statements included in this prospectus include, but are not limited to, statements under the captions “Summary” and “Risk Factors” regarding our future financial condition, prospects, developments and business strategies. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.

The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	changes in general economic and business conditions;

•	the failure of properties managed by us to perform as anticipated;

•	changes in the level of competition in our industry;

•	a continuation of the economic downturn in the California and other real estate markets in which we operate;

•	our ability to retain our senior management and attract and retain qualified and experienced employees;

•	our substantial leverage and debt service obligations; and

•	our ability to incur additional indebtedness.

All of the forward-looking statements should be considered in light of these factors. Except as required by law, we do not undertake any obligation to update our forward-looking statements or the risk factors contained in this prospectus to reflect new information or future events or otherwise.

We urge you to review carefully the “Risk Factors” section of this prospectus for a more complete discussion of the risks involved in an investment in our securities.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20459, and obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, you may look at our filings at the offices of the New York Stock Exchange, Inc., which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is listed and traded on the NYSE under the symbol “BED”. We also have a website (http://www.bedfordproperty.com) through which you may access our filings. Information contained on our website is not and should not be deemed a part of this prospectus.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Information furnished under Item 9 or Item 12 of our current reports on Form 8-K is not incorporated by reference in this prospectus.

We incorporate by reference the following documents:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our current reports on Form 8-K filed on March 20, 2003, July 21, 2003, August 5, 2003 and December 23, 2003; and

•	all future filings that we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered under the registration statement of which this prospectus forms a part.

You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

Investor Relations

Bedford Property Investors, Inc.

270 Lafayette Circle

Lafayette, CA 94549

(925) 283-8910

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus or a prospectus supplement or amendment or any documents incorporated by reference therein is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus and the documents incorporated by reference into this prospectus, including the more detailed information in the financial statements and the accompanying notes contained in our annual report on Form 10-K for the year ended December 31, 2002 and in our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003. Unless the context indicates otherwise, the terms “we”, “our” and “us” refer to Bedford Property Investors, Inc.

Our Company

Bedford Property Investors, Inc. is the successor of ICM Property Investors, Incorporated (or ICM), a real estate investment trust (or REIT) incorporated in Delaware in 1984. In July 1993, ICM was reorganized in the State of Maryland under the name of Bedford Property Investors, Inc. Equipped with a new board of directors and a new management team, we became a self-administered and self-managed equity REIT that engages in the business of owning, managing, acquiring and developing industrial and suburban office properties proximate to metropolitan areas in the western United States.

We seek to grow our asset base through the acquisition of industrial and suburban office properties and portfolios of these properties, as well as through the development of new industrial and suburban office properties. Our strategy is to operate in suburban markets that are experiencing, or are expected to experience, superior economic growth and are subject to limitations on the development of similar properties. We believe that employment growth is a reliable indicator of future demand for both industrial and suburban office space. In addition, we believe that supply-side constraints, including limited availability of undeveloped land in a market, increase that market’s potential for higher than average rental growth over time. We continue to target selected markets in which our current properties are located, as well as other markets in which we have expertise.

Our Corporate Information

We are incorporated in the State of Maryland. Our principal executive offices are currently located at 270 Lafayette Circle, Lafayette, California 94549. Our telephone number at that address is (925) 283-8910. Our website is located at http://www.bedfordproperty.com. Information contained on our website does not constitute part of this prospectus.

The Securities We May Offer

This prospectus provides you with a general description of the securities that we may offer. Each time that we sell the securities described in here, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this prospectus with the applicable prospectus supplement. Together, these documents will give the specific terms of the securities that we are offering.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of $250,000,000 of any of the following securities:

•	debt securities;

•	preferred stock; and

•	common stock.

Debt Securities

We may offer unsecured general obligations, which may be either senior or subordinated, and may be convertible into shares of our common stock or shares of our preferred stock. In this prospectus, we refer to our senior debt securities and subordinated debt securities together as our “debt securities.” The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment of our senior debt, including amounts under our current or future credit facilities.

Our debt securities will be issued under one of two indentures between us and a trustee. We have summarized the general features of our debt securities under the “Description of Securities—Debt Securities” section of this prospectus. We encourage you to read the indentures, the form of each of which is an exhibit to the registration statement of which this prospectus forms a part.

Preferred Stock

We may offer shares of our preferred stock, par value $0.01 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Common Stock

We may offer shares of our common stock, par value $0.02 per share. Holders of our common stock are entitled to receive dividends when declared by our board of directors, subject to the rights of the holders of our preferred stock. Each holder of our common stock is entitled to one vote per share. Except as described in this prospectus, the holders of our common stock have no preemptive rights or cumulative voting rights. Please refer to the “Description of Securities” section of this prospectus for a more complete discussion of dividend, voting, conversion and other rights with respect to our outstanding shares of common stock and Series A preferred stock.

RISK FACTORS

Investing in our securities involves risks, including the risks described in this prospectus and in the other documents that are incorporated by reference into this prospectus. Additional risks relating to any particular securities that we may offer pursuant to this prospectus will be included in the applicable prospectus supplement. Other risks and uncertainties that we have not yet identified or that we currently think are immaterial may also harm our business and financial condition in the future. Any of the following risks could harm our business, operating results or financial condition and could result in a complete loss of your investment. You should carefully consider the risk factors before investing in any of our securities.

We could experience a reduction in rental income if we are unable to renew or relet space on expiring leases on current lease terms, or at all.

A significant portion of our leases is scheduled to expire in the near future. As of September 30, 2003, leases representing 4%, 20%, 24% and 15% of our total annualized base rent were scheduled to expire during the remainder of 2003, 2004, 2005 and 2006, respectively. If the rental rates upon reletting or renewal of leases were significantly lower than current rates, or if we were unable to lease a significant amount of space on economically favorable terms, or at all, our results of operations could suffer. We are subject to the risk that, upon expiration, some of these or other leases will not be renewed, the space may not be relet, or the terms of renewal or reletting, including the costs of required renovations or concessions to tenants, may be less favorable than current lease terms. We could face difficulties reletting our space on commercially acceptable terms when it becomes available. In addition, we expect to incur costs in making improvements or repairs to our properties required by new or renewing tenants and expenses associated with brokerage commissions payable in connection with the reletting of space. Similarly, our rental income could be reduced by vacancies resulting from lease expirations or by rental rates that are less favorable than our current terms. If we are unable to promptly renew leases or relet space or if the expenses relating to tenant turnover are greater than expected, our financial results could be harmed.

Our leases with our 25 largest tenants generate approximately 43% of our base rent, and the loss of one or more of these tenants, as well as the inability to re-lease this space on equivalent terms, could harm our results of operations.

As of September 30, 2003, our 25 largest tenants accounted for approximately 43% of our total annualized base rent. One of these tenants, in Renton, Washington, representing approximately 4% of our annualized base rent, has already notified us that it does not intend to renew its lease upon expiration in February 2004. Additionally, we have been advised by another large tenant, in Denver, Colorado, that it will not renew the 197,000 square feet that it currently leases. This tenant, whose lease expires on January 31, 2005, also represents approximately 4% of our annualized base rent. The re-leasing of the footage in the Renton and Denver markets will require considerable capital expenditures and an indeterminate period of time. If we were to lose any more of our large tenants, or if any one or more of these tenants were to declare bankruptcy or to fail to make rental payments when due, and we are unable to release this space on equivalent terms, our ability to make distributions to our stockholders could be compromised.

A significant portion of our base rent is generated by properties in California, and our business could be harmed by an economic downturn in the California real estate market or a significant earthquake.

As of September 30, 2003, approximately 52% of our total annualized base rent was generated by our properties located in the State of California. As a result of this geographic concentration, the performance of the commercial real estate markets and the local economies in various areas within California could affect the value of these properties and the rental income from these properties and, in turn, our results of operations. In addition, the geographic concentration of our properties in California in close proximity to regions known for their seismic activity exposes us to the risk that our operating results could be harmed by a significant earthquake.

Future declines in the demand for office and light industrial space in the greater San Francisco Bay Area could harm our results of operations and, consequently, our ability to make distributions to our stockholders.

Approximately 14% of our net operating income for the nine months ended September 30, 2003 was generated by our office properties and flex industrial properties located in the greater San Francisco Bay Area. As a result, our business is somewhat dependent on the condition of the San Francisco Bay Area economy in general and the market for office space in the San Francisco Bay Area in particular. The market for this space in the San Francisco Bay Area is in the midst of one of the most severe downturns of the past several decades. This downturn has been precipitated by the unprecedented collapse of many technology and so-called “dot com” businesses that, during the past several years, had been chiefly responsible for generating demand for and increased prices of local office properties. This downturn has harmed, and may continue to harm, our results of operations. For example, during the third quarter of 2003, we experienced a 28.5% decline in weighted average rental rates on new leases and renewed leases combined compared to the prior rents for these spaces. This decline was primarily attributable to a 49% decrease in the rental rates that we were able to obtain on three renewals and one new lease in the Silicon Valley area compared to the prior rents for these spaces. Excluding these four transactions, the average decline in rental rates would have been approximately 9% for the quarter. We also expect that the Silicon Valley area as a whole may experience higher than usual lease turnover during the next two years, which may increase area vacancy rates and further depress market rents for commercial real estate. In the event this downturn continues or economic conditions in the San Francisco Bay Area worsen, it could harm the market value of our properties, the results derived from such properties and our ability to make distributions to our stockholders.

Real estate investments are inherently risky, and many of the risks involved are beyond our ability to control.

Real property investments are subject to numerous risks. The yields available from an equity investment in real estate depend on the amount of income generated and costs incurred by the related properties. If the properties in which we invest do not generate sufficient income to meet costs, including debt service, tenant improvements, third-party leasing commissions and capital expenditures, our results of operations and ability to make distributions to our stockholders could suffer. Revenues and values of our properties may also be harmed by a number of other factors, some of which are beyond our control, including:

•	the national economic climate;

•	the local economic climate;

•	local real estate conditions, including an oversupply of space or a reduction in demand for real estate in an area;

•	the attractiveness of our properties to tenants;

•	competition from other available space;

•	our ability to provide adequate maintenance and insurance to cover other operating costs, government regulations and changes in real estate, zoning or tax laws, and interest rate levels;

•	the availability of financing; and

•	potential liabilities under environmental and other laws.

If our tenants experience financial difficulty or seek the protection of bankruptcy laws, our funds from operations could suffer.

Our commercial tenants may, from time to time, experience downturns in their business operations and finances due to adverse economic conditions, which may result in their failure to make rental payments to us on a timely basis or at all. Missed rental payments, in the aggregate, could impair our funds from operations and, as a result, our ability to make distributions to our stockholders.

At any time, a tenant could seek the protection of the bankruptcy laws, which might result in the modification or termination of the tenant’s lease and cause a reduction in our cash flow. During the nine months ended September 30, 2003, three of our tenants, representing less than 1% of our base rent, filed for bankruptcy. In the event of default by or bankruptcy of a tenant, we may experience delays in enforcing our rights as lessor and may incur substantial costs in protecting our investment. The default, bankruptcy or insolvency of a major tenant may harm us and our ability to pay dividends to our stockholders. Any failure of our tenants to affirm their leases following bankruptcy could reduce our funds from operations.

Our dependence on smaller businesses to rent office space could negatively affect our cash flow.

Many of the tenants in our properties operate smaller businesses that may not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure and are generally more susceptible to financial risks than large, well-capitalized enterprises. Dependence on these companies could create a higher risk of tenant defaults, turnover and bankruptcies, all of which could harm our ability to pay dividends.

The acquisition and development of real estate is subject to numerous risks, and the cost of bringing any acquired property to standards for its intended market position could exceed our estimates.

A significant portion of our leases is scheduled to expire in 2004, 2005 and 2006. To supplement the losses in net operating income caused by the leasing turnover, we have expanded our acquisitions program in 2003, with new purchases totaling approximately $85 million, and we expect to continue to focus on property acquisitions in the near future. As a part of the acquisitions program, we may acquire industrial and suburban office properties and portfolios of these properties, which may include the acquisition of other companies and business entities owning the properties. Although we engage in due diligence review for each new acquisition, we may not be aware of all potential liabilities and problems associated with a property. We may have limited contractual recourse, or no contractual recourse, against the sellers of a property. In the future, we expect the majority of our properties and portfolios of properties to be acquired on an “as is” basis, with limited recourse against the sellers. In addition, our investments may fail to perform in accordance with our expectations. Further, estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property might prove inaccurate. To the extent that we acquire properties with substantial vacancies, as we have in the past, we may be unable to lease vacant space in a timely manner or at all, and the costs of obtaining tenants, including tenant improvements, lease concessions and brokerage commissions, could prove more costly than anticipated.

Real estate development is subject to other risks, including the following:

•	the risks of difficult and complicated construction projects;

•	the risks related to the use of contractors and subcontractors to perform all or substantially all construction activities;

•	the risk of development delays, unanticipated increases in construction costs, environmental issues and regulatory approvals; and

•	financial risks relating to financing and construction loan difficulties.

Additionally, the time frame required for development, construction and lease-up of these properties means that we may have to wait a few years or more for a significant cash return to be realized.

We may abandon development opportunities resulting in direct expenses to us.

From time to time, we may invest significant time and resources exploring development opportunities that we subsequently decide are not in our best interest. The costs of investigating these opportunities will still be considered a direct expense and may harm our financial condition.

Our uninsured or underinsured losses could result in a loss in value of our properties.

We currently maintain general liability coverage with primary limits of $1 million per occurrence and $2 million in the aggregate, as well as $40 million of umbrella/excess liability coverage. This coverage protects us against liability claims as well as the cost of legal defense. We carry property “All Risks” insurance of $200 million on a replacement value basis covering both the cost of direct physical damage and the loss of rental income. Separate flood and earthquake insurance is provided with an annual aggregate limit of $10 million, subject to a deductible of 5% of total insurable value per building and respective rent loss with respect to earthquake coverage. Additional excess earthquake coverage with an aggregate limit of $20 million is provided for properties located in California, which represent approximately 52% of our portfolio’s annual base rent. We also carry additional excess earthquake insurance with an aggregate limit of $10 million for properties located in Washington. Some losses, including those due to acts of war, nuclear accidents, pollution, mold or terrorism, may be either uninsurable or not economically insurable. However, we do presently carry insurance for terrorism losses as defined under the Terrorism Risk Insurance Act of 2002 under our “All Risks” property policies, liability policies, primary and umbrella/excess policies. In addition, “non-certified” terrorism coverage is provided under our property policy for losses in excess of $10 million up to the $200 million limit.

Some losses could exceed the limits of our insurance policies or could cause us to bear a substantial portion of those losses due to deductibles under those policies. If we suffer an uninsured loss, we could lose both our invested capital in and anticipated cash flow from the property while being obligated to repay any outstanding indebtedness incurred to acquire the property. In addition, a majority of our properties are located in areas that are subject to earthquake activity. Although we have obtained earthquake insurance policies for all of our properties, if one or more properties sustain damage as a result of an earthquake, we may incur substantial losses up to the amount of the deductible under the earthquake policy and, additionally, to the extent that the damage exceeds the policy’s maximum coverage. Although we have obtained owner’s title insurance policies for each of our properties, the title insurance may be in an amount less than the current market value of some of the properties. If a title defect results in a loss that exceeds insured limits, we could lose all or part of our investment in, and anticipated gains, if any, from, the property. Furthermore, the current insurance market is characterized by rising premium rates, increasing deductibles and more restrictive coverage language. Continued increases in the costs of insurance coverage or increased limits or exclusions in insurance policy coverage could negatively affect our financial results.

If we fail to maintain our qualification as a real estate investment trust, we could experience adverse tax and other consequences, including the loss of deductibility of dividends in calculating our taxable income and the imposition of federal income tax at regular corporate rates.

We have elected to qualify as a real estate investment trust (or REIT) under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended. We believe that we have been organized and have operated in a manner so as to have satisfied the REIT qualification requirements since 1985. However, the IRS could challenge our qualification as a REIT for taxable years still subject to audit, and we may fail to qualify as a REIT in the future.

Qualification as a REIT involves the application of highly technical and complex tax provisions, and the determination of various factual matters and circumstances not entirely within our control may have an impact on our ability to maintain our qualification as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources and we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. In addition, we cannot assure you that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. We are not aware of any proposal to amend the tax laws that would significantly and negatively affect our ability to continue to operate as a REIT.

If we fail to maintain our qualification as a REIT, or are found not to have qualified as a REIT for any prior year, we would not be entitled to deduct dividends paid to our stockholders and would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, unless entitled to statutory relief, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce amounts available for investment or distribution to stockholders because of any additional tax liability for the year or years involved. In addition, we would no longer be required by the Internal Revenue Code to make any distributions. As a result, disqualification as a REIT would harm us and our ability to make distributions to our stockholders. To the extent that distributions to stockholders have been made in anticipation of our qualification as a REIT, we might be required to borrow funds or to liquidate investments to pay the applicable tax.

We must comply with strict income distribution requirements to maintain favorable tax treatment as a REIT. If our cash flow is insufficient to meet our operating expenses and the distribution requirements, we may need to incur additional borrowings or otherwise obtain funds to satisfy these requirements.

To maintain REIT status, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income, excluding net capital gains. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income and 95% of our capital gain net income for the calendar year plus any amount of such income not distributed in prior years. Although we anticipate that cash flow from operations will be sufficient to pay our operating expenses and meet the distribution requirements, we cannot assure you that this will occur, and we may need to incur borrowings or otherwise obtain funds to satisfy the distribution requirements associated with maintaining the REIT qualification. In addition, differences in timing between the receipt of income and payment of expenses in arriving at our taxable income could require us to incur borrowings or otherwise obtain funds to meet the distribution requirements necessary to maintain our qualification as a REIT. We cannot assure you that we will be able to borrow funds or otherwise obtain funds if and when necessary to satisfy these requirements.

As a REIT, we are subject to complex constructive ownership rules that limit any holder to 9.8% in value of our outstanding common and preferred stock, taken together. Any shares transferred in violation of this rule are subject to redemption by us and any such transaction is voidable.

To maintain REIT qualification, our charter provides that no holder is permitted to own more than 9.8% in value of our outstanding common and preferred stock, taken together, or more than 9.8% (in value or number) of our outstanding common stock. In addition, no holder is permitted to own any shares of any class of our stock if that ownership would cause more than 50% in value of our outstanding common and preferred stock, taken together, to be owned by five or fewer individuals, would result in our stock being beneficially owned by less than 100 persons or would otherwise result in our failure to qualify as a REIT. Acquisition or ownership of our common or preferred stock in violation of these restrictions results in automatic transfer of the stock to a trust for the benefit of a charitable beneficiary or, under specified circumstances, the violative transfer may be deemed void or we may choose to redeem the violative shares. Peter B. Bedford is subject to higher ownership limitations than our other stockholders. Specifically, Mr. Bedford is not permitted to own more than 15% of the lesser of the number or value of the outstanding shares of our common stock.

The ownership limitations described above are applied using the constructive ownership rules of the Internal Revenue Code. These rules are complex and may cause common or preferred stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common or preferred stock or the acquisition of an interest in an entity that owns our common or preferred stock by an individual or entity could cause that individual or entity or another individual or entity to constructively own stock in excess of the limits and subject that stock to the ownership restrictions in our charter.

We rely on the services of our key personnel, particularly our chief executive officer, and their expertise and knowledge of our business would be difficult to replace.

We are highly dependent on the efforts of our senior officers, and in particular Peter B. Bedford, our chairman and chief executive officer. While we believe that we could find suitable replacements for these key personnel, the loss of their services could harm our business. In addition, our credit facility provides that it is an event of default if Mr. Bedford ceases for any reason to be our chairman or chief executive officer and a replacement reasonably satisfactory to the lenders has not been appointed by our board of directors within six months. We have entered into an amended employment agreement with Mr. Bedford pursuant to which he will serve as chairman of the board and chief executive officer on a substantially full-time basis until the agreement is terminated by the board of directors.

The commercial real estate industry is highly competitive, and we compete with companies, including REITs, that may be able to purchase properties at lower capitalization rates than would be accretive for us.

We seek to grow our asset base through the acquisition of industrial and suburban office properties and portfolios of these properties, as well as through the development of new industrial and suburban office properties. Many real estate companies, including other REITs, compete with us in making bids to acquire new properties. The level of competition to acquire income-producing properties is largely measured by the capitalization rates at which properties are trading. The capitalization rate is the annual yield that property produces on the investment. Currently, capitalization rates are low due to the amount of capital available for investment and attractive debt financing terms. As a result, we may not be able to compete effectively with companies, including REITs, that may be able to purchase properties at lower capitalization rates than would be accretive for us.

Many of our properties are located in markets with an oversupply of space, and our ability to compete effectively with other properties to attract tenants may be limited to the extent that competing properties may be newer, better capitalized or in more desirable locations than our properties.

Numerous industrial and suburban office properties compete with our properties in attracting tenants. Some of these competing properties are newer, better located or better capitalized than our properties. Many of our investments are located in markets that have a significant supply of available space, resulting in intense competition for tenants and lower rents. We believe the oversupply of available space relative to demand is likely to increase in the near to intermediate term due to the softening U.S. economy. The number of competitive properties in a particular area could negatively impact our ability to lease space in the properties or at newly acquired or developed properties.

We could incur costs from environmental liabilities even though we did not cause, contribute to, or know about them.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be held liable for the costs of removal or remediation of hazardous or toxic substances released on, above, under or in a property. These laws often impose liability regardless of whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, environmental laws often impose liability on a previous owner of property for hazardous or toxic substances present during the prior ownership period. A transfer of the property may not relieve an owner of all liability. Accordingly, we could be liable for properties previously sold or otherwise divested. The costs of removal or remediation could be substantial. Additionally, the presence of the substances, or the failure to properly remove them, may harm our ability to borrow using the real estate as collateral.

All of our properties have had Phase I environmental site assessments, which involve inspection without soil sampling or groundwater analysis, by independent environmental consultants and have been inspected for hazardous materials as part of our acquisition inspections. None of the Phase I assessments has revealed any environmental problems requiring material costs for clean up. The Phase I assessment for Milpitas Town Center, however, indicates that the groundwater under that property either has been or may in the future be, impacted by the migration of contaminants originating off-site. According to information available to us, the responsible party for this offsite source has been identified and has begun clean up. We do not believe that this environmental matter will impair the future value of Milpitas Town Center in any significant respect or that we will be required to fund any portion of the cost of remediation. We cannot assure you, however, that these Phase I assessments or our inspections have revealed all environmental liabilities and problems relating to our properties.

We believe that we are in compliance in all material respects with all federal, state and local laws regarding hazardous or toxic substances. To date, compliance with federal, state and local environmental protection regulations has not had a material effect on us. However, we cannot assure you that costs relating to the investigation and remediation of environmental issues for properties currently or previously owned by us, or properties that we may acquire in the future, or other expenditures or liabilities, including claims by private parties, resulting from hazardous substances present in, on, under or above the properties or resulting from circumstances or other actions or claims relating to environmental matters, will not harm us and our ability to pay dividends to our stockholders.

Costs associated with moisture infiltration and resulting mold remediation may be significant.

Concern about indoor exposure to mold has been increasing because this exposure is allegedly linked to various adverse effects on health. Increasingly, insurance companies are excluding mold-related risks from their policy coverage, and it is excluded from our coverage. Costs and potential liability stemming from tenant exposure to mold and the increased costs of renovating and remodeling buildings with exposure to mold could harm our financial position and results.

We could incur unanticipated costs to comply with the Americans with Disabilities Act, and any non-compliance could result in fines.

Under the Americans with Disabilities Act (or the ADA), all public accommodations and commercial facilities are required to meet federal requirements related to access and use by disabled persons. Compliance with the ADA requires removal of access barriers, and any non-compliance may result in the imposition of fines by the U.S. government or an award of damages to private litigants. Although we believe that our properties are substantially in compliance with these requirements, we may in the future incur costs to comply with the ADA with respect to both existing properties and properties acquired in the future, which could limit our ability to make distributions to stockholders.

We are subject to numerous federal, state and local regulatory requirements, and any changes to existing regulations or new laws may result in significant, unanticipated costs.

Our properties are, and any properties we may acquire in the future will be, subject to various other federal, state and local regulatory requirements, including local building codes. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in substantial compliance with all applicable regulatory requirements, although expenditures at properties owned by us may be necessary to comply with changes in these laws. Although no material expenditures are contemplated at this time to comply with any laws or regulations, we cannot assure you that these requirements will not be changed or that new requirements will not be imposed that would require significant unanticipated expenditures by us, which could harm us and our ability to make distributions to our stockholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on our properties could result in significant unanticipated expenditures.

Our $150 million credit agreement and our mortgage loans are collateralized by approximately 86% of our total real estate assets, and in the event of default under any of these debt instruments, our lenders could foreclose on the collateral securing this indebtedness.

As of September 30, 2003, our $150 million credit facility had an outstanding balance of $82.2 million, and we had other floating rate loans of $42.1 million. Borrowings under our credit facility bear interest at a floating rate, and we may from time to time incur or assume other indebtedness also bearing interest at a floating rate. In that regard, our results of operations for the last year have benefited from low levels of interest rates that are currently near historic lows. Should this trend in interest rates reverse itself, our operating results would be harmed. As of September 30, 2003, our $150 million credit facility was secured by mortgages on 25 properties that accounted for approximately 28% of our annualized base rent, along with the rental proceeds from those properties. As of September 30, 2003, these 25 properties comprised approximately 28% of our total real estate assets.

Our fixed rate mortgage loans were in the aggregate approximately $243.2 million as of September 30, 2003. All of our mortgage loans were collateralized by 55 properties that accounted for approximately 61% of our annualized base rent and approximately 58% of our total real estate assets. If we fail to meet our obligations under the credit facility, the mortgage loans, or any other debt instruments we may enter into from time to time, including failure to comply with financial covenants, the holders of this indebtedness generally would be entitled to demand immediate repayment of the principal and to foreclose upon any collateral securing this indebtedness. In addition, default under or acceleration of any debt instrument could, pursuant to cross-default clauses, cause or permit the acceleration of other indebtedness. Any default or acceleration would harm us, jeopardizing our qualification as a REIT and threatening our continued viability.

We use borrowings to finance the acquisition, development and operation of properties and to repurchase our common stock, and we cannot assure you that financing will be available on commercially reasonable terms, or at all, in the future.

We borrow money to pay for the acquisition, development and operation of our properties, to repurchase our common stock and for other general corporate purposes. Our credit facility currently expires on June 1, 2004, when the principal amount of all outstanding borrowings must be paid. Since the term of our credit facility is limited, our ability to fund acquisitions and provide funds for working capital and other cash needs following the expiration or utilization of the credit facility will depend primarily on our ability to obtain additional private or public equity or debt financing.

A downturn in the economy could make it difficult for us to borrow money on favorable terms. If we are unable to borrow money on favorable terms, we may need to sell some of our assets at unfavorable prices in order to pay our loans. We could encounter several problems, including:

•	insufficient cash flow to meet required payments of principal and interest;

•	an increase on variable interest rates on indebtedness; and

•	an inability to refinance existing indebtedness on favorable terms or at all.

Our leverage could harm our ability to operate our business and fulfill our debt obligations.

We have significant debt service obligations. As of September 30, 2003, we had total liabilities of approximately $398.7 million, excluding unused commitments under our credit facility, and total stockholders’ equity of approximately $306.9 million. Payments to service this debt totaled approximately $20.8 million during the nine months ended September 30, 2003. Our debt level increases the possibility that we could be unable to generate cash sufficient to pay the principal of, interest on or other amounts due in respect of our indebtedness. In addition, we may incur additional debt from time to time to fund our stock buy back program, finance strategic acquisitions, investments or for other purposes, subject to the restrictions contained in our debt instruments.

We have not used derivatives extensively to mitigate our interest rate risks.

Historically, we have not used interest rate swaps, caps and floors or other derivative transactions extensively to help us mitigate our interest rate risks because we have determined that the cost of these transactions outweighed their potential benefits and could have, in some cases, jeopardized our status as a REIT.

Generally, income from derivative transactions qualifies for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We recently entered into swap agreements to hedge our exposure to variable interest rates on two mortgages with remaining principal balances of approximately $25 million as of September 30, 2003. Even if we were to use derivative transactions more extensively, we would not be fully insulated from the prepayment and interest rate risks to which we are exposed. However, we do not have any policy that prohibits us from using derivative transactions or other hedging strategies more extensively in the future. If we do engage in additional derivative transactions in the future, we cannot assure you that a liquid secondary market will exist for any instruments purchased or sold in those transactions, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may change our policies without stockholder approval.

Our major policies, including those concerning our qualification as a REIT and with respect to dividends, acquisitions, debt and investments, are established by our board of directors. Although it has no present intention to do so, the board of directors may amend or revise these and other policies from time to time without a vote of or advance notice to our stockholders. Accordingly, holders of our capital stock will have no control over changes in our policies, including any policies relating to the payment of dividends or to maintaining qualification as a REIT. In addition, policy changes could harm our financial condition, results of operations, the price of our securities or our ability to pay dividends.

Recently enacted U.S. federal income tax legislation reduces the maximum tax rates applicable to corporate dividends from 38.6% to 15%, which may make investments in corporations relatively more attractive than investments in REITs and negatively affect our stock price as a result.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the tax rates applicable to corporate dividends, in the case of individual taxpayers, from as high as 38.6% to 15% through December 31, 2008. The reduced maximum 15% rate imposed on some corporate dividends implemented by the Jobs and Growth Tax Relief Reconciliation Act of 2003 does not, however, generally apply to ordinary dividends paid by REITs. We do not presently expect that ordinary dividends paid by us will be eligible for the reduced tax rate on dividends. This change in the maximum tax rate on qualifying dividends may make investments in corporate stock relatively more attractive than investments in REITs, which could harm our stock price.

An increase in market interest rates could cause the respective prices of our common stock and preferred stock to decrease.

One of the factors that may influence the respective market prices of our shares of common stock and preferred stock will be the annual dividend yield on the price paid for shares of our common stock or preferred stock as compared to yields on other financial instruments. An increase in market interest rates may lead prospective purchasers of our stock to seek a higher annual yield from their investments, which may adversely affect the respective market prices of our common stock and preferred stock. As of September 30, 2003, interest rates in the U.S. were near their historic lows.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends.

Our governing documents and existing debt instruments do not limit us from incurring additional indebtedness and other liabilities. As of September 30, 2003, we had approximately $367.5 million of indebtedness outstanding. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds to satisfy our dividend obligations relating to the Series A preferred stock, or pay dividends on our common stock, if we assume additional indebtedness.

We cannot assure you that we will be able to pay dividends regularly although we have done so in the past.

Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations. Although we have done so in the past, we cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future. Furthermore, any new shares of common stock issued will substantially increase the cash required to continue to pay cash dividends at current levels. Any common stock or preferred stock that may in the future be issued to finance acquisitions, upon exercise of stock options or otherwise would have a similar effect. In addition, our existing credit facility limits our ability to pay quarterly dividends to stockholders.

Our ability to pay dividends is further limited by the requirements of Maryland law.

Our ability to pay dividends on our common stock and preferred stock is further limited by the laws of Maryland. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution if, after giving effect to the distribution, either the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business or the corporation’s total assets would be less than the sum of the corporation’s total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we cannot make a distribution, except by dividend, on our common stock or preferred stock if, after giving effect to the distribution, our total assets would be less than the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of preferred stock then outstanding, or if we would not be able to pay our indebtedness as it became due.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	2.32	2.51	2.46	2.41	3.54	2.73	3.06

(1)	The ratio of earnings to combined fixed charges and preferred stock dividends is calculated by dividing (a) fixed charges plus income from continuing operations and amortization of capitalized interest less interest capitalized by (b) fixed charges plus preferred stock dividends. Fixed charges consist of interest costs, whether expensed or capitalized, and the interest component of rental expenses. Preferred stock dividends consist of the amount of pre-tax earnings that is required to pay the dividends on our outstanding Series A preferred stock. We did not pay any dividend on our outstanding Series A preferred stock during the periods presented in the table above.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus for general working capital purposes. General working capital purposes may include repayment of debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

DESCRIPTION OF SECURITIES

Debt Securities

Any of our debt securities issued under this prospectus will be our direct, unsecured general obligations. Our debt securities will be either senior debt securities (“Senior Debt Securities”) or subordinated debt securities (“Subordinated Debt Securities”).

The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures between us and one or more U.S. banking institutions, as trustee (each, a “Trustee”). Senior Debt Securities will be issued under a “Senior Debt Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Debt Indenture.” Together the Senior Debt Indenture and the Subordinated Debt Indenture are called “Indentures.”

Our debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered by a prospectus supplement will be described in the applicable prospectus supplement.

We have summarized selected provisions of the Indentures below. The summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement of which this prospectus forms a part, and you should read the Indentures for provisions that may be important to you. Whenever we refer in this prospectus or in the prospectus supplement to defined terms of the Indentures, those defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in this summary have the meanings specified in the Indentures.

General

The debt securities will be our direct, unsecured general obligations. The Senior Debt Securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of our Senior Indebtedness (including the Senior Debt Securities) as described under the “Subordination” section below and in the prospectus supplement applicable to any Subordinated Debt Securities.

The Indentures provide that our debt securities may be issued without limit as to aggregate principal amount, in one or more series, and in any currency or currency units, in each case as established from time to time in or under the authority granted by a resolution of our board of directors or as established in one or more supplemental indentures. All debt securities of one series need not be issued at the same time and may vary as to interest rate, maturity and other provisions, and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

A prospectus supplement will include the terms of any debt securities being offered (the “Offered Debt Securities”). These terms will include some or all of the following:

•	the title of the Offered Debt Securities;

•	whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

•	the total principal amount of the Offered Debt Securities;

•	the dates on which the principal of the Offered Debt Securities will be payable;

•	the interest rate, which may be fixed or variable, of the Offered Debt Securities and the interest payment dates for the Offered Debt Securities;

•	the places where payments on the Offered Debt Securities will be payable;

•	any terms upon which the Offered Debt Securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Offered Debt Securities;

•	whether the Offered Debt Securities are defeasible;

•	any addition to or change in the Events of Default;

•	if convertible into shares of our common stock or any of our other securities, the terms on which such Offered Debt Securities are convertible;

•	any addition to or change in the covenants in the applicable Indenture; and

•	any other terms of the Offered Debt Securities not inconsistent with the provisions of the applicable Indenture.

If so provided in the applicable prospectus supplement, we may issue our debt securities at a discount below their principal amount and pay less than the entire principal amount of our debt securities upon declaration of acceleration of their maturity (the “Original Issue Discount Securities”). The applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities.

The general provisions of the Indentures do not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness or that would afford holders of our debt securities protection in the event of a highly leveraged or similar transaction involving us or any of our subsidiaries. Please refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to, if any, the Events of Default described below that are applicable to the Offered Debt Securities or any covenants or other provisions providing event risk or similar protection.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons. Unless otherwise indicated in the applicable prospectus supplement, the securities will be issued in denominations of $1,000 each or multiples thereof.

Subject to the terms of the applicable Indenture and the limitations applicable to global securities, debt securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for that purpose, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of any series may be issued, in whole or in part, by one or more global certificates that will be deposited with the depositary identified in the applicable prospectus supplement.

No global security may be exchanged in whole or in part for the debt securities registered in the name of any person other than the depositary for that global security or any nominee of that depositary unless:

•	the depositary is unwilling or unable to continue as depositary;

•	an Event of Default has occurred and is continuing; or

•	as otherwise provided in the applicable prospectus supplement.

Unless otherwise stated in any prospectus supplement, The Depository Trust Company (“DTC”) will act as depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be affected only through, records maintained by DTC and its participants.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name that debt security is registered at the close of business on the regular record date for that interest payment.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and any premium on our debt securities will be paid at designated places. However, at our option, payment may be made by check mailed to the persons in whose names our debt securities are registered on days specified in the applicable Indenture or any prospectus supplement.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, each of the following will constitute an event of default (“Event of Default”) under the Indentures with respect to our debt securities of any series:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable and continuance of that default for a period of 30 days;

•	default in the payment of the principal of (and premium, if any, on) any debt security of that series at its Maturity;

•	default in the deposit of any sinking fund payment, when and as due by the terms of a debt security of that series;

•	default in the performance, or breach, of any covenant or warranty in the applicable Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere specifically dealt with or which expressly has been included in the applicable Indenture solely for the benefit of debt securities of a series other than that series) and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to us by the Trustee, or to us and the Trustee by the Holders of at least 25% in principal amount of the outstanding debt securities of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”;

•	certain events of bankruptcy, insolvency or reorganization with respect to us; or

•	any other Event of Default provided with respect to debt securities of that series.

Each Indenture requires us to file with the Trustee, annually, an officers’ certificate as to our compliance with all conditions and covenants under the applicable Indenture. Each Indenture provides that the Trustee may withhold notice to the Holders of a series of debt securities of any default, except payment defaults on those debt securities, if it considers such withholding to be in the interest of the Holders of that series of debt securities.

If an Event of Default with respect to our debt securities of any series at the time outstanding occurs and is continuing, then in every case the Trustee or the Holders of not less than 25% in principal amount of our outstanding debt securities of that series may declare the principal amount, or, if any debt securities of that series are Original Issue Discount Securities, that portion of the principal amount of those Original Issue Discount Securities as may be specified in the terms of those Original Issue Discount Securities, of all our debt securities of that series to be due and payable immediately, by a notice in writing to us, and to the Trustee if given by Holders, and upon any such declaration that principal amount, or specified amount, plus accrued and unpaid interest (and premium, if any) will become immediately due and payable. Upon payment of that amount in the currency in which such debt securities are denominated (except as otherwise provided in the applicable Indenture or specified in the prospectus supplement), all of our obligations in respect of the payment of principal of the debt securities of that series will terminate.

If an Event of Default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series, or that portion of the principal amount of such debt securities as may be specified in a prospectus supplement, will automatically become immediately due and payable.

Subject to the provisions of each Indenture relating to the duties of the Trustee, in case an Event of Default with respect to our debt securities of a particular series occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under that Indenture at the request, order or direction of any of the Holders of Debt securities of that series, unless the Holders have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in complying with such request or direction. Subject to the provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of our outstanding debt securities of that series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the applicable Indenture, or exercising any trust or power conferred on the Trustee with respect to our debt securities of that series.

At any time after a declaration of acceleration with respect to our debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the Indentures, the Holders of a majority in principal amount of our outstanding debt securities of that series, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences, subject to any terms or conditions specified in the applicable prospectus supplement.

Merger or Consolidation

Each Indenture provides that we may not consolidate with or merge with or into or wind up into, whether or not we are the surviving corporation, or sell, assign, convey, transfer or lease our properties and assets substantially as an entirety to any Person, unless:

•	the corporation formed by the consolidation or into which we are merged or the Person which acquires by conveyance or transfer, or which leases our properties and assets substantially as an entirety (the “successor corporation”) is a corporation organized and existing under the laws of the United States or any State or territory thereof or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of (and premium, if any) and interest on all our debt securities issued under the applicable Indenture and the performance of every covenant in the applicable Indenture on our part to be performed or observed;

•	immediately after giving effect to such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or lapse of time, or both, would become an Event of Default, has happened and is continuing; and

•	the other conditions as may be specified in the applicable prospectus supplement.

Modification or Waiver

Without prior notice to or consent of any Holders, we and the Trustee, at any time and from time to time, may modify the applicable Indenture for any of the following purposes:

•	to evidence the succession of another corporation to our rights and the assumption by that successor of our covenants and obligations under the applicable Indenture and under our debt securities issued thereunder in accordance with the terms of the applicable Indenture;

•	to add to our covenants for the benefit of the Holders of all or any series of our debt securities, and if those covenants are to be for the benefit of less than all series, stating that those covenants are expressly being included solely for the benefit of that series, or to surrender any of our rights or powers under the applicable Indenture;

•	to add any additional Events of Default, and if those Events of Default are to be applicable to less than all series, stating that those Events of Default are expressly being included solely to be applicable to that series;

•	to change or eliminate any of the provisions of the applicable Indenture, provided that any such change or elimination will become effective only when there is no outstanding debt security issued thereunder of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply;

•	to secure the debt securities issued thereunder or to provide that any of our obligations under the debt securities or the applicable Indenture shall be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

•	to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that any such action will not adversely affect the interests of the Holders of debt securities of that series or any other series of debt securities issued under the applicable Indenture in any material respect;

•	to establish the form or terms of debt securities as permitted by the applicable Indenture;

•	to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of debt securities and to add to or change any of the provisions of the applicable Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; or

•	to cure any ambiguity, to correct or supplement any provision in the applicable Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the applicable Indenture and the debt securities issued thereunder and the Trust Indenture Act (the “TIA”) or to make any other provisions with respect to matters or questions arising under the applicable Indenture which will not be inconsistent with any provision of the applicable Indenture; provided those other provisions do not adversely affect the interests of the Holders of our outstanding debt securities of any series created thereunder prior to such modification in any material respect.

With the written consent of the Holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately, we and the Trustee may modify the applicable Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable Indenture or of modifying in any manner the rights of the Holders of debt securities under the applicable Indenture; provided, however, that such modifications may not, without the consent of the Holder of each outstanding debt security of each series affected, modify the principal or interest terms, reduce the percentage required for modifications or otherwise conflict with the required provisions of the TIA or make those changes or modifications specified in the applicable prospectus supplement as requiring the consent of the Holder of each outstanding debt security for each series affected.

A modification which changes or eliminates any covenant or other provision of the applicable Indenture with respect to one or more particular series of debt securities or which modifies the rights of the Holders of debt securities of that series with respect to that covenant or other provision, will be deemed not to affect the rights under the applicable Indenture of the Holders of debt securities of any other series.

Each of the Indentures provides that the Holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant Trustee, may on behalf of the Holders of the debt securities of that series waive any Default or Event of Default and its consequences under the applicable Indenture, except:

•	a continuing Default or Event of Default in the payment of interest on, premium on, if any, or the principal of any such debt security held by a non-consenting Holder; or

•	a default in respect of a covenant or provision of the applicable Indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security of each series affected.

Senior Debt Securities

The Senior Debt Securities will be unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness.

Except as provided in the Senior Debt Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, no Senior Debt Indenture will limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Debt Indenture or as described in the applicable prospectus supplement in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities, but our obligation to make payment of principal of (and premium, if any) or interest on the Subordinated Debt Securities will not otherwise be affected.

Unless otherwise indicated in a prospectus supplement, no payment on account of principal (and premium, if any), sinking funds or interest may be made on the Subordinated Debt Securities at any time when there is a default in the payment of principal (and premium, if any), interest or certain other obligations on Senior Indebtedness. In addition, the prospectus supplement for each series of Subordinated Debt Securities may provide that payments on account of principal (and premium, if any) or interest in respect of such Subordinated Debt Securities may be delayed or not paid under the circumstances and for the periods specified in that prospectus supplement. Unless otherwise indicated in a prospectus supplement, in the event that, notwithstanding the foregoing, any payment by us described in the foregoing sentence is received by the Trustee under the Subordinated Debt Indenture or the Holders of any of the Subordinated Debt Securities before all Senior Indebtedness is paid in full, that payment or distribution will be paid over to the Holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the Holders of such Senior Indebtedness. Subject to payment in full of Senior Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the Holders of the Senior Indebtedness to the extent of payments made to the Holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities.

By reason of this subordination, in the event of a distribution of assets upon insolvency, certain of our general creditors may recover more, ratably, than holders of the Subordinated Debt Securities. The Subordinated Debt Indenture provides that the subordination provisions will not apply to money and securities held in trust under the satisfaction and discharge and the legal defeasance provisions of the Subordinated Debt Indenture.

If this prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying prospectus supplement or the information incorporated by reference therein will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date. “Senior Indebtedness” with respect to any series of Subordinated Debt Securities will have the meaning specified in the applicable prospectus supplement for that series.

Discharge, Legal Defeasance and Covenant Defeasance

The applicable Indenture with respect to the debt securities of any series may be discharged, subject to the terms and conditions as specified in the applicable prospectus supplement when either:

•	all debt securities, with the exceptions provided for in the Indenture, of that series have been delivered to the Trustee for cancellation;

•	all debt securities of that series not theretofore delivered to the Trustee for cancellation:

—	have become due and payable;

—	will become due and payable at their Stated Maturity within one year; or

—	are to be called for redemption within one year; or

•	certain events or conditions occur as specified in the applicable prospectus supplement.

In addition, each series of debt securities may provide additional or different terms or conditions for the discharge or defeasance of some or all of our obligations as may be specified in the applicable prospectus supplement.

If provision is made for the defeasance of debt securities of a series, and if the debt securities of that series are registered securities and denominated and payable only in U.S. dollars, then the provisions of each Indenture relating to defeasance will be applicable except as otherwise specified in the applicable prospectus supplement for debt securities of that series. Defeasance provisions, if any, for debt securities denominated in a foreign currency or currencies may be specified in the applicable prospectus supplement.

At our option, either (1) we will be deemed to have been discharged from our obligations with respect to debt securities of any series (i.e., the legal defeasance option) or (2) we will cease to be under any obligation to comply with certain provisions of the applicable Indenture with respect to certain covenants, if any, specified in the applicable prospectus supplement with respect to debt securities of any series (i.e., the covenant defeasance option) at any time after the conditions set forth in the applicable prospectus supplement have been satisfied.

Conversion Rights

The terms and conditions, if any, upon which Offered Debt Securities are convertible into shares of our capital stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those Offered Debt Securities.

Corporate Existence

Subject to the terms of the applicable Indenture, we will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, charter and statutory rights and franchises; provided, however, that we will not be required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business.

Trustee, Paying Agent and Registrar

The initial Trustee under each of the Senior Debt Indenture and the Subordinated Debt Indenture will be Union Bank of California, N.A., a national banking association. Union Bank of California, N.A. will also be the initial paying agent and registrar for the debt securities. Union Bank of California, N.A. and its affiliates have in the past provided, and may in the future provide, commercial banking and financing services to us in the ordinary course of their businesses. The Indentures provide that we will indemnify the Trustee and hold it harmless against any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust created by the applicable Indenture or the performance of its duties under such Indenture.

Governing Law

The Indentures and our debt securities will be governed by, and construed in accordance with, the law of the State of New York.

Common Stock

General

Our charter provides that we may issue up to 50,000,000 shares of common stock, par value $0.02 per share. As of January 14, 2004, 16,311,955 shares of our common stock were issued and outstanding. The following description of the terms of our common stock is only a summary. For a complete description, we refer you to the Maryland General Corporate Law and our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Dividends and Liquidation Preference

Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock, including our preferred stock, and to the provisions of our charter regarding restrictions on transfer of our stock.

Voting Rights

Subject to our charter restrictions on transfer of our stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, including our Series A preferred stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Approval of Extraordinary Transactions

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. In accordance with Maryland law, our charter provides that these matters may be approved by a majority of the votes cast.

Transfer Agent

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Other Provisions

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to our charter restrictions on transfer of stock, all shares of common stock will have equal dividend, liquidation and other rights. Under Maryland law, our stockholders generally are not liable for our debts or obligations.

Series A Preferred Stock

General

Our board of directors has adopted articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of our preferred stock classified as the 8.75% Series A Cumulative Redeemable Preferred Stock, which, for shorthand purposes, we refer to as our Series A preferred stock. Our board of directors has authorized 805,000 shares of the Series A preferred stock. We issued 805,000 shares of our Series A preferred stock in a private placement in August 2003.

The following summary of the terms and provisions of the Series A preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our charter, including the articles supplementary creating the Series A preferred stock, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Dividends

Holders of our Series A preferred stock are entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends on the Series A preferred stock at a rate of 8.75% per year of the $50.00 liquidation preference (equivalent to a fixed annual rate of $4.375 per year). Dividends on the Series A preferred stock are payable quarterly in arrears on or before January 15, April 15, July 15 and October 15 of each year or, if not a business day, the next succeeding business day, without any additional interest or adjustment for any such delay. Dividends on the Series A preferred stock are cumulative from the date of original issuance.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Series A preferred stock will have the right to receive, out of assets that are legally available for distribution to our stockholders, a liquidation preference of $50.00 per share, plus accrued and unpaid dividends (whether or not declared) to the date of payment, before any payments are made to the holders of our common stock and any other of our equity securities ranking junior to the Series A preferred stock as to liquidation rights. The rights of the holders of the Series A preferred stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our equity securities that we may issue in the future that ranks on parity with the Series A preferred stock.

Maturity

The Series A preferred stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. We are not required to set aside funds to redeem the Series A preferred stock. Accordingly, the Series A preferred stock will remain outstanding indefinitely, unless we decide to redeem it at our option.

Redemption

We may not redeem the Series A preferred stock prior to August 5, 2008, except in limited circumstances to preserve our status as a qualified real estate investment trust for federal income tax purposes. On or after August 5, 2008, at our option, we may redeem the Series A preferred stock, in whole or in part, at any time and from time to time, for cash at $50.00 per share, plus accrued and unpaid dividends, if any, to and including the redemption date. Any partial redemption generally will be on a pro rata basis.

Ranking

The Series A preferred stock ranks:

•	senior to our common stock;

•	on parity with any shares of capital stock that we may issue in the future the terms of which specifically provide that they are on parity with the Series A preferred stock; and

•	junior to all shares of capital stock that we may issue in the future the terms of which specifically provide that they rank senior to the Series A preferred stock.

Voting Rights

Holders of our Series A preferred stock generally have no voting rights. If, however, dividends on any outstanding shares of Series A preferred stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series A preferred stock, voting as a class with the holders of all other classes or series of our equity securities ranking on parity with the Series A preferred stock that are entitled to similar voting rights, will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series A preferred stock cannot be made, and certain other actions may not be taken, without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series A preferred stock, voting separately as a class.

Conversion

The Series A preferred stock is not convertible into, or exchangeable for, any other of our property or securities.

Transfer Agent

The transfer agent and registrar for our Series A preferred stock is EquiServe Trust Company, N.A.

Blank Check Preferred Stock

General

Our charter provides that we may issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, which includes the 805,000 outstanding shares of Series A preferred stock described above. With respect to the remaining authorized but unissued 9,195,000 shares of our preferred stock, our board of directors, without action by stockholders, may:

•	authorize the issuance of shares of preferred stock in one or more series;

•	establish the number of shares in each series; and

•	fix the designations, powers, preferences and rights of each series and the qualifications, limitations or restrictions of such series.

Each time that we issue a new series of preferred stock, we will file with the State Department of Assessment and Taxation of Maryland a definitive articles supplementary relating to that series of preferred stock. In addition, the prospectus supplement relating to that new series of preferred stock will specify the particular amount, price and other terms of that new series. These terms may include:

•	the designation of the title of the series;

•	dividend rates;

•	redemption provisions, if any;

•	special or relative rights in the event of liquidation, dissolution, distribution or winding up of our company;

•	sinking fund provisions, if any;

•	whether the preferred stock will be convertible into our common stock or any of our other securities or exchangeable for securities of any other person;

•	voting rights; and

•	any other preferences, privileges, powers, rights, qualifications, limitations and restrictions.

Ranking

Each new series of our preferred stock will rank with respect to each other series of our preferred stock as specified in the prospectus supplement relating to that new series of preferred stock.

Dividends

Holders of each new series of preferred stock will be entitled to receive cash dividends or dividends in kind, if declared by our board of directors, out of funds legally available for dividends. For each series of preferred stock, we will specify in the prospectus supplement:

•	the dividend rates;

•	whether the rates will be fixed or variable or both;

•	the dates of distribution of the cash dividends; and

•	whether the dividends on any series of preferred stock will be cumulative or non-cumulative.

We will pay dividends to holders of record of preferred stock, as they appear on our records, on the record dates fixed by our board of directors. In the event that we decide to issue shares of preferred stock, such shares may not rank senior to our Series A preferred stock with respect to the payment of dividends without the affirmative vote or consent of the holders of at least two-thirds of the then-outstanding shares of our Series A preferred stock.

Conversion and Exchange

The prospectus supplement for any new series of preferred stock will state the terms and other provisions, if any, on which shares of the new series of preferred stock are convertible into shares of our common stock or any of our other securities or exchangeable for securities of a third party.

Redemption

We will specify in the prospectus supplement relating to each new series of preferred stock:

•	whether that new series will be redeemable at any time, in whole or in part, at our option or at the option of the holder of the shares of preferred stock;

•	whether that new series will be subject to mandatory redemption under a sinking fund or on other terms; and

•	the redemption prices, if applicable.

In the event that preferred stock is partially redeemed, the shares to be redeemed will be determined by lot, on a proportionate basis or any other method determined to be equitable by our board of directors.

Dividends will cease to accrue on shares of preferred stock called for redemption, and all rights of holders of redeemed shares will terminate, on or after a redemption date, except for the right to receive the redemption price, unless we default in the payment of the redemption price.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive:

•	distributions upon liquidation in the amount provided in the prospectus supplement of that series of preferred stock; plus

•	any accrued and unpaid dividends.

These payments will be made to holders of preferred stock out of our assets available for distribution to stockholders before any distribution is made on any securities ranking junior to the preferred stock regarding liquidation rights. In the event that we decide to issue shares of preferred stock, such shares may not rank senior to our Series A preferred stock with respect to the distribution of assets upon liquidation, dissolution or winding up without the affirmative vote or consent of the holders of at least two-thirds of the then-outstanding shares of our Series A preferred stock.

Voting Rights

The holders of shares of any series of preferred stock will have no voting rights except as provided in the articles supplementary relating to the series or the applicable prospectus supplement.

Restrictions on Transfer and Ownership of Stock

Our charter requires our board of directors to use its reasonable best efforts to cause our company and our stockholders to qualify for federal income tax treatment in accordance with provisions of the Internal Revenue Code applicable to a real estate investment trust, or REIT. Accordingly, our charter requires our board of directors to use its reasonable best efforts to take those actions that are necessary and, in its sole judgment and discretion, desirable to preserve our status as a REIT; provided, however, that if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT, our board of directors may revoke or otherwise terminate our election to be taxed as a REIT.

To qualify as a REIT under the Internal Revenue Code, we must, among other things, satisfy the Five-or-Fewer Requirement and 100-Stockholder Requirement described below. To reduce the risk that we would fail to meet these requirements, our charter places limitations on the transferability of our stock.

Subject to limited exceptions, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Internal Revenue Code:

•	more than 9.8% (in value) of the aggregate of the outstanding shares of our common and preferred stock taken together (for shorthand purposes, we refer to this limit as the Aggregate Stock Ownership Limit) or

•	more than 9.8% (in number or value, whichever is more restrictive) of the outstanding shares of our common stock (for shorthand purposes, we refer to this limit as the Common Stock Ownership Limit).

In addition to either of the foregoing ownership limits, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Internal Revenue Code, or acquire any shares of any class of our stock if the ownership or acquisition:

•	would cause more than 50% in value of our outstanding stock to be owned, either actually or constructively under the applicable attribution rules of the Internal Revenue Code, by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities (we refer to this requirement as the Five-or-Fewer Requirement) or

•	would result in our common and preferred stock, when taken together, being beneficially owned by less than 100 persons, determined without reference to any rules of attribution (we refer to this requirement as the 100-Stockholder Requirement).

Acquisition or ownership (actual or constructive) of our stock in violation of these restrictions results in automatic transfer of the stock to a trust for the benefit of a charitable beneficiary or, under limited specified circumstances, the violative transfer may be deemed void ab initio, or we may choose to redeem the violative shares.

As noted above, if any transfer of stock occurs that, if effective, will result in any person beneficially or constructively owning (under the applicable attribution rules of the Internal Revenue Code) shares of stock in excess of an applicable ownership restriction (for ease of reference, we refer to such a person as a Prohibited Owner), the shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the date of the purported transfer to the Prohibited Owner. While those shares of stock are held in trust, the trustee will have all voting rights with respect to the shares, and all dividends or distributions paid on the shares will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on the stock prior to the discovery by us that the shares have been automatically transferred to the trust will, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust will be required to sell the shares held in the trust to a person, designated by the trustee, who may own the shares without violating the ownership restrictions (for ease of reference, we refer to such a person as a Permitted Holder). Upon sale, the price paid for the shares by the Permitted Holder will be distributed to the Prohibited Owner to the extent of the lesser of:

•	the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares (e.g., in the case of a gift, devise or other transaction), the market price (as defined in our charter) on the date of the event that caused the shares to be held in trust and

•	the price received by the trustee from the sale or other disposition of shares.

Any net sales proceeds in excess of this amount will be paid immediately to the charitable beneficiary.

Our charter exempts Peter B. Bedford, our chief executive officer and chairman of the board, from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit. Mr. Bedford is limited to the ownership, either actual or constructive under the applicable attribution rules of the Internal Revenue Code, of no more than 15% of the lesser of the number or value of the outstanding shares of common stock.

In addition, our charter permits our board of directors to waive, under limited conditions, the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit for other stockholders as to any class or series of our outstanding stock and to establish an ownership limitation relating to the stockholders’ stock ownership.

If our board of directors at any time determines in good faith that a transfer or other event has taken place that results in a violation of the above-described ownership limits or that a person intends to acquire or has attempted to acquire constructive or beneficial ownership of our stock in violation of the above described limits, our board of directors is required to take any action that it deems advisable to refuse to give effect to, or to prevent, a violative transfer or other event, including but not limited to causing us to repurchase the stock, refusing to give effect to the ownership or acquisition on our books or instituting proceedings to enjoin the transfer or event.

The constructive ownership rules are complex and may cause our capital stock owned beneficially or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the number or value of our outstanding capital stock (or the acquisition of an interest in an entity that owns our capital stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own our capital stock in excess of the limits described above and, thus, subject the capital stock to the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit set forth in our charter.

Our charter also requires all persons who own 9.8% (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of our stock to file each year a completed questionnaire with us containing information regarding their ownership of the shares as set forth in the Treasury Regulations. In addition, upon demand, each beneficial or constructive owner of our stock is required to disclose to us in writing the information that we, in good faith, deem necessary to determine our status as a REIT or to comply with the requirements of any taxing authority or governmental agency or to determine our compliance.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of our stockholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material U.S. federal income tax consequences of the ownership of (i) preferred stock, (ii) common stock and (iii) debt securities as of the date hereof by U.S. and non-U.S. holders, each as defined below. Except where noted, it deals only with preferred stock, common stock and debt securities held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, regulated investment companies, tax-exempt entities, insurance companies, persons holding preferred stock, common stock or debt securities as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities or U.S. holders of preferred stock, common stock or debt securities whose “functional currency” is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

As used herein, a “U.S. holder” means a beneficial owner of our preferred stock, common stock or debt securities that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of our preferred stock, common stock or debt securities that is not a U.S. holder.

If a partnership holds preferred stock, common stock or debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding preferred stock, common stock or debt securities, you should consult your tax advisors.

You should consult your own tax advisors concerning the U.S. federal income tax consequences in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Considerations Applicable to Our Status as a REIT

If we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to stockholders. We will, however, be subject to U.S. federal income tax, as follows:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the alternative minimum tax under certain circumstances.

•	We will pay income tax at the highest corporate rate on net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business as well as on other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business).

•	If we fail to satisfy either the 75% or 95% gross income tests (discussed below) but nonetheless continue to qualify as a REIT because we have met certain other requirements, we will pay a 100% tax on certain of the net income attributable to the gross income that caused us to fail the income tests.

•	If we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, other than capital gain net income that we elect to retain and pay tax on, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	If a C corporation, or a corporation that generally is subject to full corporate-level tax, transfers property to us in certain types of transactions in which the C corporation would not normally be required to recognize gain or loss and we subsequently recognize gain on the disposition of the property during the 10-year period after we acquired the property, then all or a portion of the gain may be subject to tax at the highest corporate rate unless the C corporation made an election to treat the transferred property as if it were sold for its fair market value at the time of our acquisition.

•	We will incur a 100% excise tax on transactions with any taxable REIT subsidiary that are not conducted on an arm’s length basis.

Requirements for Qualification

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions of income to stockholders.

    Organizational Requirements

A REIT is a corporation, trust or association that meets the following requirements:

•	it is managed by one or more directors or trustees;

•	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	it would be taxable as a domestic C corporation but for the REIT requirements;

•	it is neither a financial institution nor an insurance company subject to certain provisions of the Code;

•	at least 100 persons are beneficial owners of its shares or ownership certificates (the “100 Stockholder Requirement”); and

•	no more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (the “Five or Fewer Requirement”).

We must meet the requirements set forth in the first four bullet points above during the entire taxable year, and we must meet the requirement set forth in the fifth bullet point above during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. In addition, we must meet the requirement set forth in the sixth bullet point above during the last half of each taxable year.

Our charter provides that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 9.8% (in value) of the aggregate outstanding shares of all classes of our stock or more than 9.8% (in number or value, whichever is more restrictive) of the outstanding shares of our common stock, with certain exceptions. In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of our stock if such ownership would cause more than 50% in value of our outstanding stock to be owned by five or fewer individuals or would result in our stock being beneficially owned by less than 100 persons (determined without reference to any rule of attribution). See “Description of Securities—Restrictions on Transfer and Ownership of Stock”.

    Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must be derived directly or indirectly from investments relating to real property. Qualifying income for purposes of the 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	distributions on and gain from the disposition of shares or certificates of beneficial interest in other qualifying REITs;

•	gain from the disposition of real property; and

•	income and gain derived from foreclosure property.

Second, at least 95% of our gross income for each taxable year must be derived from such real property investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

Rents we receive or are deemed to receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	the rent must not be based, in whole or in part, on the income or profits of any person; provided, that an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, or a direct or constructive owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant;

•	if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent for the taxable year received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property; and

•	the REIT must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” or a “taxable REIT subsidiary”, as discussed below, who is adequately compensated and from whom the REIT does not derive any income; provided, however, that a REIT may provide services with respect to its properties and the income will qualify as rents from real property if the services are “usually or customarily rendered” in connection with the rental of room or other space for occupancy only and are not otherwise considered to be rendered to the occupant.

A REIT and a C corporation the stock of which is owned in part or in whole by the REIT may jointly elect to treat the C corporation as a “taxable REIT subsidiary” with respect to the REIT. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by the REIT and is generally subject to full corporate level tax. So far, we have not made any taxable REIT subsidiary election with respect to any C corporation.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the amounts received or accrued, directly or indirectly, or deemed received by the REIT as described above with respect to such services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly, by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

We have not and do not anticipate that we will in the future charge rent that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts of sales consistent with the rule described above. We have not and do not anticipate that we will in the future derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest”, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under certain provisions of the Code. These relief provisions will be generally available if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our U.S. federal income tax return; and

•	any incorrect information on the schedule is not due to fraud with intent to evade tax.

It is not possible, however, to state whether, in all circumstances, we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on such income, the Internal Revenue Service (“IRS”) could conclude that our failure to satisfy the tests was not due to reasonable cause. Even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

    Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the close of each quarter of each taxable year:

•	First, at least 75% of the value of our total assets must consist of:

—	cash or cash items, including some receivables;

—	government securities;

—	interests in real property, including land, buildings and other improvements to land, leaseholds and options to acquire real property and leaseholds;

—	interests in mortgages on real property;

—	shares or transferable certificates of beneficial interest in other qualifying REITs; and

—	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

•	Second, no more than 25% of the value of our total assets may consist of securities other than those issued by a qualified REIT subsidiary or those in the 75% asset class.

•	Third, of our assets not included in the 75% asset class, the value of any one issuer’s securities, other than taxable REIT subsidiaries, owned by us may not exceed 5% of the value of our total assets.

•	Fourth, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities other than securities of taxable REIT subsidiaries, “qualified REIT subsidiaries” as discussed below, and, with respect to the 10% value test, certain “straight debt” securities.

•	Fifth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

A “qualified REIT subsidiary” is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities and items of income, gain, deduction and credit of the qualified REIT subsidiary are treated as the assets, liabilities and items of income, gain, deduction and credit of the REIT. Currently, we do not have any qualified REIT subsidiaries.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. However, an acquisition of property by a REIT requires the REIT to revalue all of its assets. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We have maintained and intend in the future to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Annual Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of 90% of our REIT taxable income for the taxable year, computed without regard to the dividends-paid deduction and our net capital gain, and 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain types of non-cash income.

We must pay these distributions in the taxable year to which they relate or in the following taxable year if we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after the declaration.

Even if we satisfy the foregoing distribution requirements, to the extent that we do not distribute all of our adjusted or REIT taxable income, including net capital gain, we will be subject to tax on such income at regular capital gains or ordinary corporate tax rates. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed that retained amount for purposes of the 4% excise tax described above.

We expect that our REIT taxable income will continue to be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, as a result of timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income, or as a result of nondeductible expenses such as principal amortization or repayments, or capital expenditures in excess of non-cash deductions. In the event that such timing differences occur, we may find it necessary to seek funds through borrowings or the issuance of equity securities (there being no assurance that we will be able to do so) or, if possible, to pay taxable stock dividends in order to meet the dividend requirement.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year and including the deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we would be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends in the earlier year.

Prohibited Transactions

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business, which is referred to as a “prohibited transaction”. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to avoid classification as a prohibited transaction applies to a real estate asset that is held for the production of rental income by a REIT for at least four years, if the REIT has made no more than seven sales of property during the year of sale, or some alternative conditions are satisfied, and capital expenditures made to the property during the four years prior to disposition do not exceed 30% of the property’s net sales price. Some of our dispositions of properties might be structured to fit within this safe harbor if we determine that complying with the safe harbor is otherwise consistent with our business strategies. However, depending on those strategies we might not comply with the safe harbor, including in respect of some of our non-core assets that we currently plan to sell. In any event, none of these assets should be treated as held for sale to customers in the ordinary course of the owning entity’s business and therefore their sale should not constitute a prohibited transaction.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information designed to disclose the ownership of our outstanding stock. We also must maintain required records as described in applicable Treasury regulations.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year and no relief provision applies, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid to stockholders. Unless we qualified for relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

Taxation of U.S. Holders of Preferred Stock or Common Stock

Distributions

For any taxable year for which we qualify as a REIT for U.S. federal income tax purposes, a U.S. holder must take into account distributions that are made out of our current or accumulated earnings and profits and that we do not designate as capital gain dividends or retained long-term capital gain as ordinary income. For purposes of determining whether distributions are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock, and then allocated to the common stock. These distributions are not eligible for the dividends-received deduction for corporations. As described under the “Recent Changes to the Code” section below, we expect that ordinary dividends paid by us generally will not be eligible for the reduced maximum 15% rate imposed on some corporate dividends as a result of recently enacted U.S. federal income tax legislation.

To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. holder’s preferred stock or common stock, and the distribution in excess of a U.S. holder’s tax basis in its preferred stock or common stock will be taxable as gain realized from the sale of preferred stock or common stock. If we declare a distribution in October, November or December of any year that is payable to a U.S. holder of record on a specified date in any of these months, the distribution shall be treated as both paid by us and received by the U.S. holder on December 31 of the year, provided that we actually pay the dividend during January of the following calendar year. U.S. holders may not include on their own federal income tax returns any of our losses.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

    Capital Gain Dividends

Dividends to U.S. holders that we properly designate as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the U.S. holder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations. The IRS currently requires that a REIT that has two or more classes of stock allocate to each such class proportionate types of income (such as ordinary income and capital gains) based upon the percentage of total dividends paid out of current or accumulated earnings and profits to each class for the tax year.

In addition, we may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If this election is made, we would pay tax on such retained capital gains. In such a case, U.S. holders would generally (i) include their proportionate share of the undistributed net capital gains in their taxable income for the taxable year during which such capital gain was recognized by us, (ii) receive a credit for their proportionate share of the tax paid by us with respect to such retained capital gains and (iii) increase the adjusted tax basis of their stock by the difference between the tax we paid and the amount of their capital gain and their share of the tax paid by us.

    Passive Activity Loss and Investment Interest Limitations

Distributions and gain from the disposition of preferred stock or common stock will not be treated as passive activity income, and therefore U.S. holders will not be able to apply any “passive activity losses” against such income. Dividends paid by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of the investment income limitation on the deduction of investment interest.

Certain Dispositions of Shares

In general, a U.S. holder will recognize capital gain or loss on the disposition of shares of preferred stock or common stock equal to the difference between the sales price for such shares and the adjusted tax basis for such shares. Gain or loss recognized upon a sale or exchange of preferred stock or common stock by a U.S. holder who has held such preferred stock or common stock for more than one year will be treated as long-term capital gain or loss, respectively, and otherwise will be treated as short-term capital gain or loss. However, losses incurred on the sale or exchange of preferred stock or common stock held for less than six months, after applying certain holding period rules, will be deemed long-term capital loss to the extent of any capital gain dividends received by the selling stockholder from those shares.

If we redeem shares of preferred stock or common stock, such redemption will be a taxable event to U.S. holders. Generally, redemption of the preferred stock or common stock for cash will be treated as a sale or exchange if the redemption (i) results in a “complete termination” of the shareholder’s interest in us under Section 302(b)(3) of the Code, (ii) is “substantially disproportionate” with respect to the shareholder under Section 302(b)(2) of the Code or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder under Section 302(b)(1) of the Code. If the redemption of preferred stock or common stock satisfies any of the foregoing tests with respect to a shareholder, such shareholder will recognize gain or loss based on the difference between the amount of cash or fair market value of property received and the U.S. holder’s tax basis in the redeemed shares. If the redemption does not satisfy any of the foregoing tests, the gross proceeds will be treated as a distribution taxable as ordinary income or capital gain to the extent described under the “Taxation of U.S. Holders of Preferred Stock or Common Stock—Distributions” section above.

Taxation of Tax-Exempt U.S. Holders of Preferred Stock or Common Stock

The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt U.S. holder has not held its shares of capital stock as “debt financed property” within the meaning of the Code, the shares are not otherwise used in an unrelated trade or business and the REIT has not incurred any “excess inclusion income”, as described above, dividend income on such shares and income from the sale of such shares should not be unrelated business taxable income to a tax-exempt U.S. stockholder. Generally, debt financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt U.S. holder.

For tax-exempt U.S. holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as unrelated business taxable income as to any pension trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts”. A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by a qualified trust is treated, for purposes of the Five or Fewer Requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income of the REIT.

If, for any year, this percentage is less than 5%, no portion of REIT dividends will be subject to tax as unrelated business income as a result of the REIT being classified as a “pension-held REIT”. As a result of the limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT”.

Taxation of Non-U.S. Holders of Preferred Stock or Common Stock

A non-U.S. holder that receives a distribution that is not attributable to gain from our sale or exchange of a U.S. real property interest, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to that distribution unless an applicable tax treaty reduces or eliminates the tax. To the extent we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing a non-U.S. holder’s basis in its preferred stock or common stock (but not below zero), and the distribution in excess of a non-U.S. holder’s tax basis in its preferred stock or common stock will be treated as gain realized from the sale of its preferred stock or common stock. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. holder may obtain a refund of amounts that we withhold if we later determine that a distribution did exceed our current and accumulated earnings and profits. We might be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than a designated capital gain dividend), to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30% unless applicable exceptions apply.

However, if a distribution is treated as effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to regular U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. holders are taxed with respect to those distributions, and a non-U.S. holder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution. We plan to withhold the U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. holder unless either:

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us, or

•	the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

Distributions to a non-U.S. holder that are attributable to gain from the sale or exchange of a U.S. real property interest will be taxed to a non-U.S. holder under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). Under FIRPTA, these distributions are taxed to a non-U.S. holder as if the distributions were gains effectively connected with a U.S. trade or business. Accordingly, a non-U.S. holder will be taxed at the normal capital gain rates applicable to a U.S. holder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Distributions subject to FIRPTA also may be subject to the branch profits tax generally at the rate of 30%, subject to reduction under a tax treaty, if applicable.

Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. holders, and remit to the IRS, (i) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (ii) 30% of all other distributions, unless reduced by an applicable tax treaty. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. Because we will withhold 30% of all other distributions, a non-U.S. holder will be entitled to a refund from the IRS to the extent the distribution is not a distribution out of earnings and profits.

A sale of our preferred stock or common stock by a non-U.S. holder normally will not be subject to U.S. federal income taxation unless our preferred stock or common stock constitutes a “U.S. real property interest” within the meaning of FIRPTA or the gain from the sale is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder. Our preferred stock and common stock will not constitute a U.S. real property interest if we are a “domestically controlled REIT”. A domestically controlled REIT is a REIT that at all times during a specified testing period has less than 50% in value of its shares held directly or indirectly by non-U.S. holders. It is currently anticipated that we will be a domestically controlled REIT and therefore that the sale of preferred stock or common stock will not be subject to taxation under FIRPTA. However, because our stock is publicly traded, no assurance can be given that we will continue to be a domestically controlled REIT.

If we were not a domestically controlled REIT, a sale of preferred stock or common stock by a non-U.S. holder would not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if:

•	our preferred stock or common stock were “regularly traded” on an established securities market within the meaning of applicable Treasury regulations; and

•	the non-U.S. holder did not actually, or constructively under specified attribution rules under the Code, own more than 5% of our preferred stock or common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

Even if our preferred stock or common stock were not regularly traded on an established securities market, a non-U.S. holder would not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if such non-U.S. holder’s preferred stock or common stock had a fair market value on the date of acquisition that was equal to or less than 5% of our regularly traded class of stock with the lowest fair market value. For purposes of this test, if a non-U.S. holder acquired shares of preferred stock or common stock and subsequently acquired additional shares of preferred stock or common stock at a later date, then all such shares of preferred stock or common stock would be aggregated and valued as of the date of the subsequent acquisition.

In addition, a sale of preferred stock or common stock by a non-U.S. holder, regardless of whether the 5% beneficial ownership level is exceeded, would not be subject to the 10% withholding tax (described below) if our preferred stock or common stock is regularly traded on an established securities market.

If gain on the sale of preferred stock or common stock were subject to taxation under FIRPTA, a non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). In such case, under FIRPTA the purchaser of preferred stock or common stock may be required to withhold 10% of the purchase price and remit this amount to the IRS. In addition, distributions that are treated as gain from the disposition of preferred stock or common stock and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-U.S. holder that is not entitled to a treaty exemption.

Notwithstanding the foregoing, capital gains not subject to FIRPTA will be taxable to a non-U.S. holder if the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the non-resident alien individual will be subject to a 30% tax on his U.S. source capital gains.

Taxation of Non-U.S. Holders of Debt Securities

The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on a debt security to a non-U.S. holder, under the “portfolio interest rule”, provided that:

•	interest paid on the debt security is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States;

•	such non-U.S. holder does not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable U.S. Treasury regulations;

•	such non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership;

•	such non-U.S. holder is not a bank whose receipt of interest on the debt securities is described in section 881(c)(3)(A) of the Code; and

•	either the non-U.S. holder (a) provides its name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that it are not a U.S. person or (b) holds its debt securities through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations. Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest made to such non-U.S. holder will be subject to the 30% U.S. federal withholding tax, unless the holder provides us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on a debt security is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below).

The 30% U.S. federal withholding tax generally will not apply to any gain that a non-U.S. holder realizes on the sale, exchange, retirement or other disposition of a debt security.

If a non-U.S. holder is engaged in a trade or business in the United States and interest on the debt securities is effectively connected with the conduct of that trade or business, such holder will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided the certification requirements discussed above are satisfied) in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

Any gain realized on the disposition of a debt security generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, or

•	a non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

The estate of a non-U.S. holder will not be subject to U.S. federal estate tax on debt securities beneficially owned by such holder at the time of its death, provided that any payment to the non-U.S. holder on the debt securities would be eligible for exemption from the 30% federal withholding tax under the “portfolio interest rule” described above without regard to the statement requirement described in the last bullet point.

Any consequences to U.S. holders or non-U.S. holders of the debt securities that result from the terms of debt securities that are different than as contemplated by this section will be discussed in the applicable prospectus supplement.

Recent Changes to the Code

On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This legislation reduces the maximum U.S. federal income tax rate imposed on long-term capital gains of non-corporate taxpayers, other than such gains attributable to prior depreciation deductions with respect to real property, generally from 20% to 15% for gains recognized on or after May 6, 2003 through December 31, 2008 and reduces the maximum U.S. federal income tax rate imposed on certain dividends received by non-corporate taxpayers generally from 38.6% to 15% for taxable years from 2003 through 2008. Without future congressional action, the maximum tax rate on such long-term capital gains will return to 20% beginning in 2009 and the maximum rate on qualifying dividends will increase to 35% in 2009 and to 39.6% in 2011. The legislation also reduces the maximum U.S. federal income tax rate imposed on other ordinary income of non-corporate taxpayers from 38.6% to 35% for taxable years from 2003 through 2010.

The reduction in the maximum capital gains rate to 15% might apply to certain capital gains recognized by individual holders of our preferred stock, common stock or debt securities.

Dividends, other than capital gain dividends, paid by a REIT generally are not eligible for the reduced tax rates on dividends described above, except to the extent that the dividends are attributable either to dividends received by the REIT from taxable corporations or to income that was subject to tax at the entity level, such as undistributed income of the REIT. We presently expect that ordinary dividends paid by us generally will not be eligible for the reduced tax rates on dividends.

Information Reporting Requirements and Backup Withholding Tax

Under certain circumstances, U.S. holders may be subject to backup withholding on payments made with respect to, or cash proceeds of a sale or exchange of, preferred stock, common stock or debt securities. Backup withholding will apply only if the U.S. holder:

•	fails to furnish its taxpayer identification number (“TIN”) (which, for an individual, would be his or her Social Security number);

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed properly to report payments of interest and dividends or is otherwise subject to backup withholding; or

•	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

U.S. holders should consult their own tax advisors regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the IRS.

Additional issues may arise pertaining to information reporting and backup withholding for non-U.S. holders. Non-U.S. holders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

State and Local Tax

We may be subject to state and local tax in various states and localities in which we transact business or own property. The state and local tax treatment in those jurisdictions may differ from the U.S. federal income tax treatment described above.

PLAN OF DISTRIBUTION

The debt securities, preferred stock and common stock may be sold:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	to investors directly in negotiated sales or in competitively bid transactions.

The prospectus supplement for each series of securities that we sell will describe that offering, including:

•	the name or names of any underwriters;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters

If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase these securities will be subject to conditions. The underwriters will be obligated to purchase all of these securities if any are purchased.

The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these securities for whom they may act as agent. Underwriters may sell these securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We also may sell the securities in connection with a remarketing upon their purchase, in connection with a redemption or repayment, by a remarketing firm acting as principal for its own account or as our agent. Remarketing firms may be deemed to be underwriters in connection with the securities that they remarket.

We may authorize underwriters to solicit offers by institutions to purchase the securities, subject to the underwriting agreement, from us, at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell securities under these delayed delivery contracts, the prospectus supplement will describe the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

Agents

We may also sell any of the securities through agents designated by us from time to time. We will name any agent involved in the offer or sale of these securities and will list commissions payable by us to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of its appointment, unless we state otherwise in the prospectus supplement.

Direct Sales

We may sell any of the securities directly to purchasers. In the event of such a direct sale, we will not engage underwriters or agents in the offer and sale of these securities.

Indemnification

We may indemnify underwriters, dealers or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments that these underwriters, dealers or agents may be required to make.

No Assurance of Liquidity

The securities offered under this prospectus may be a new issue of securities with no established trading market. Any underwriters that purchase securities from us may make a market in these securities. The underwriters will not be obligated, however, to make a market and may discontinue market-making at any time without notice to holders of the securities. We cannot assure you that there will be liquidity in the trading market for any securities of any series.

LEGAL MATTERS

The validity of each of the securities being offered under this prospectus will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain matters of U.S. federal tax law and regulations will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The financial statements of Bedford Property Investors, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule have been incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent auditors, appearing in our annual report on Form 10-K, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN AUDITORS

On March 20, 2003, we announced the dismissal of our independent auditors, KPMG LLP, and engaged the services of PricewaterhouseCoopers LLP as our new independent auditors for the fiscal year ending December 31, 2003. Our board of directors and audit committee authorized the dismissal of KPMG LLP and the engagement of PricewaterhouseCoopers.

KPMG LLP’s reports on Bedford Property Investors’ consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the period through the date of KPMG LLP’s dismissal did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG LLP’s report on the consolidated financial statements of Bedford Property Investors, Inc. as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001 included in the 2001 annual report on Form 10-K/A contained a separate paragraph stating that the consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the three year period ended December 31, 2001 were restated.

Through the date of KPMG LLP’s dismissal, there were no (1) disagreements with KPMG LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to KPMG LLP’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report on Bedford Property Investors’ financial statements or our accompanying financial statements or (2) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.